EXHIBIT 99.1

BELL CANADA

2004 FINANCIAL INFORMATION

BELL CANADA 2004 Financial Information

This document contains the Bell Canada
management’s discussion and analysis of
financial condition and results of operations,
its financial statements and the statement
of corporate governance practices.

Bell Canada is indirectly wholly-owned by BCE Inc.

To obtain a copy of BCE Inc.’s annual report,
please visit BCE Inc.’s website at www.bce.ca,
call 1-888-932-6666 or write to us at:

Corporate Communications
1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec
Canada H3B 4Y7

MD&A at a Glance	Management’s Discussion and Analysis

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on Bell Canada’s operations, performance and financial condition for the years ended December 31, 2004 and 2003.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Bell Canada’s 2004 financial information, including this MD&A, contains forward-looking statements about Bell Canada’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in Bell Canada’s 2004 financial information, including this MD&A, describe our expectations at March 2, 2005 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
  forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks that Could Affect Our Business.

Non-GAAP Financial Measures

EBITDA
The term EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of EBITDA to operating income on a consolidated basis.

Non-GAAP Financial Measures	2
About Our Business	4
The Year at a Glance	8
Selected Annual and Quarterly Information	11
Financial Results Analysis	12
Financial and Capital Management	20
Risks that Could Affect Our Business	25
Our Accounting Policies	32

Please refer to the audited consolidated financial statements when reading this MD&A. You will find more information about us, including Bell Canada’s annual information form for the year ended December 31, 2004 (Bell Canada 2004 AIF) and recent financial reports, on BCE Inc.’s (BCE) website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In this MD&A, we, us and our mean Bell Canada, its subsidiaries and joint ventures. BCE is our ultimate parent company. BCE owns indirectly 100% of Bell Canada. Bell Canada Holdings Inc. (BCH) is our parent company. BCH owns 100% of Bell Canada.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.		2004	2003

	EBITDA	7,111	7,001
	Amortization expense	(2,962)	(2,970)
	Net benefit plans cost	(235)	(181)
	Restructuring and other items	(1,219)	(14)

	OPERATING INCOME	2,695	3,836

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS
The term operating income before restructuring and other items does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are necessarily non-recurring.

2    Bell Canada 2004 Financial information

Non-GAAP Financial Measures

 This section describes the non-GAAP financial measures we used in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

 EBITDA

 We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

	2004	2003

Operating income	2,695	3,836
Restructuring and other items	1,219	14

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS	3,914	3,850

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS AND NET GAINS ON INVESTMENTS
The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
      We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing business without the effects of after-tax restructuring and other items and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are necessarily non-recurring.
The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The table below is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis.

Free Cash Flow We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.		2004	2003

	Net earnings applicable to common shares	1,527	2,244
	Restructuring and other items	770	3
	Net gains on investments	(179)	(148)

	NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS AND NET GAINS ON INVESTMENTS	2,118	2,099

FREE CASH FLOW
The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
      We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
      The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of free cash flow to cash from operating activities on a consolidated basis.

	2004	2003

Cash from operating activities	5,333	5,366
Capital expenditures	(3,026)	(2,892)
Total dividends paid	(1,736)	(2,081)
Interest on equity-settled notes	–	(47)
Other investing activities	(15)	47

FREE CASH FLOW	556	393
Restructuring and other items	194	–

FREE CASH FLOW BEFORE RESTRUCTURING AND OTHER ITEMS	750	393

3    Bell Canada 2004 Financial information

Management’s Discussion and Analysis

About Our Business

Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. We report our results of operations in four segments. Each reflects a distinct customer group: Consumer, Business, Aliant and Other Bell Canada. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 2 to the consolidated financial statements for information about our segments. We also discuss our results by product line to give further insight into these results.
      The chart below shows the operating revenues that each segment contributed to total operating revenues for the year ended December 31, 2004. Some of these revenues vary slightly by season. For example, Business segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. Our operating income can also vary slightly by season. For example, Consumer segment operating income tends to be lower in the fourth quarter due to the higher acquisition costs related to higher subscriber gains in the holiday season.

CONSUMER SEGMENT
The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
      Local telephone and long distance services are sold under the Bell brand, wireless services through Bell Mobility, Internet access under the Sympatico brand and video services through Bell ExpressVu.

BUSINESS SEGMENT
The Business segment provides local telephone, long distance, wireless, data (including Internet access) and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise (Enterprise) customers in Ontario and Québec, as well as business customers in Western Canada.
      In 2004, Bell Canada acquired several small specialized service companies allowing us to quickly enhance our value-added services (VAS) product suite for both SMB and Enterprise customers.
      In the third quarter, we enhanced our competitive position in Western Canada by acquiring 100% ownership of Bell West Inc. (Bell West), our competitive local exchange carrier (CLEC) in Alberta and British Columbia, by completing the purchase of Manitoba Telecom Services Inc.’s (MTS) interest in Bell West.
      In the fourth quarter of 2004, we further enhanced our competitive position in Western Canada by completing the acquisition of the Canadian operations of 360networks Corporation (360networks), as well as certain U.S. network assets. This acquisition increases our customer base and gives us an extensive fibre network across major cities in Western Canada.

ALIANT SEGMENT
The Aliant segment provides local telephone, long distance, wireless, data (including Internet access) and other services to residential and business customers in Atlantic Canada, and represents the operations of our subsidiary, Aliant Inc. (Aliant).
      At December 31, 2004, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.

OTHER BELL CANADA SEGMENT
The Other Bell Canada segment includes Bell Canada’s Wholesale business and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our Wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories.
      Following the purchase of 360networks, Bell Canada sold 360networks’ retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). As part of the sale, Bell Canada will provide to Call-Net, for a share of the revenues, network facilities and other operations and support services.
      At December 31, 2004, Bell Canada owned 100% of Northwestel and 63% of Télébec and NorthernTel. The Bell Nordiq Income Fund owned the remaining 37%.

OUR PRODUCTS AND SERVICES
We have six major lines of business:

  local and access services
  long distance services
  wireless services
  data services
  video services
  terminal sales and other.

4    Bell Canada 2004 Financial information

LOCAL AND ACCESS SERVICES
Bell Canada operates an extensive local access network that provides local telephone services to business and residential customers. The 12.9 million local telephone lines, or network access services (NAS), we provide for our customers are key in establishing customer relationships and are the foundation for the other products and services we offer.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  value-added services, such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance companies subsidies from the National Contribution Fund to support local service in high-cost areas.

Rates for local telephone and value-added services in our incumbent territories are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC).
     The local telephone services market became more competitive in 2004 when several companies launched voice over Internet protocol (VoIP) services. In 2004, we launched our own VoIP service for Enterprise customers and are currently conducting trials of a version for residential customers. Several major cable companies recently entered, or announced their intention to enter, the local telephone services market in 2005 with VoIP offerings of their own.

LONG DISTANCE SERVICES
We supply long distance voice services to business and residential customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     Prices for long distance services have been declining since this market was opened to competition. In 2004, the long distance services market became more competitive with the emergence of non-traditional suppliers (i.e., prepaid card, dial-around and VoIP providers).

WIRELESS SERVICES
We offer a full range of wireless communications services to business and residential customers, including cellular, personal communications services (PCS) and paging. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide value-added services, such as call display and voicemail, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2004, we had more than 5.3 million cellular, PCS and paging customers.
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility Inc. (Bell Mobility), which provides these services in its home territory, as well as Alberta and British Columbia.
     Our wireless network provides voice services and data services at typical transmission speeds of approximately 120 Kbps.
     At the end of 2004, our wireless network covered:

  95% of the population in Ontario and Québec, which is equivalent to our analogue coverage in this region
  88% of the population in Atlantic Canada
  Calgary, Edmonton and Vancouver in Western Canada.

In December 2004, we announced we were in trials for Canada’s first Evolution, Data Optimized (EVDO) network, which will provide wireless broadband speeds up to six times faster than data speeds available today. We expect to deploy EVDO in major urban centres across Canada in 2005 and 2006.
     We also announced a joint venture with the Virgin Group to offer wireless services to the key youth market under the dynamic Virgin brand.

DATA SERVICES
High-speed Internet access service provided through digital subscriber line (DSL) technology for residential and SMB customers is a growth area for Bell Canada. At the end of 2004, we had over 1.8 million high-speed Internet customers.
     We expanded our DSL footprint in Ontario and Québec to 83% of homes and business lines passed at the end of 2004, compared to 80% at the end of 2003. This was partly due to the deployment of new high-speed remotes that began in April 2004. In Atlantic Canada, DSL was available to 72% of homes and 79% of businesses at the end of 2004, compared to 65% and 75%, respectively, at the end of 2003.
     During 2004, we upgraded our Sympatico DSL services by increasing our High Speed Edition to up to 3 Mbps from 1.5 Mbps and our Ultra service from 3 Mbps to up to 4 Mbps.
     We offer a full range of data services to business customers, including Internet access, Internet protocol (IP) based services, VAS and equipment sales. While we still offer legacy data services such as frame relay and asynchronous transfer mode (ATM), we began the process of discontinuing legacy data services by announcing in 2004 that we would not sell several of these services to customers who do not use them currently.

5    Bell Canada 2004 Financial information

Transactions with related parties

Emergis was a subsidiary of BCE before BCE sold it in June 2004. BCE owned 63.9% of the company.

Entourage is an equity investment of Bell Canada. Bell Canada owns 33% of the company.

CGI is a joint venture of BCE. BCE owns 29% of the company.

Bell Globemedia is a subsidiary of BCE. BCE owns 68.5% of the company.

Telesat is a wholly-owned subsidiary of BCE.

BCECS is a wholly-owned subsidiary of BCE.

Management’s Discussion and Analysis

VIDEO SERVICES
We are Canada’s largest digital television provider, broadcasting nationally more than 400 video and CD-quality audio channels, including up to 25 high definition channels and unique interactive television services. At the end of 2004, we provided video services to more than 1.5 million customers. We currently distribute our video services to customers in one of two ways:

  direct-to-home (DTH) satellite: we have been offering DTH video services nationally since 1997. We use three satellites, Nimiq 1, Nimiq 2, and Nimiq 3. We added Nimiq 3 in 2004 to improve signal strength and reliability while increasing capacity.
  very high bit rate DSL (VDSL): in 2003, we began expanding our reach to the Toronto multiple-dwelling unit (MDU) market through the use of VDSL. The MDU market represents approximately 40% of all households in Toronto. In 2004, we increased our penetration of the Toronto MDU market and also began deploying VDSL in the MDU markets in Montréal and Ottawa.

In the future, we plan to provide an IPTV service (video over Internet protocol) terrestrially to urban households in the Québec City to Windsor corridor. In 2004, we received CRTC approval of our broadcast licence application to deliver video services terrestrially to single family units (SFUs). We plan to conduct trials of our IPTV service in 2005.
      Signal piracy is a major issue facing the Canadian broadcasting industry. In order to combat DTH signal piracy, in 2004 we began the deployment of a new conditional access system. All new customers are now supplied with the new system, and the replacement of old smart cards is expected to be completed in the second half of 2005. During the transition to the new system, we are continuing our electronic countermeasure program, which transmits electronic signals that disable set top boxes that use illegal cards to steal programming.

TERMINAL SALES AND OTHER
This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment wireless handset and video set top box sales
  network installation for third parties
  IT services provided by Aliant.

DISCONTINUED OPERATIONS
In the past two years, we have disposed of or approved formal plans for disposing of a number of our businesses. These include:

  Aliant’s emerging business segment. Its assets were sold in 2003.
  Aliant’s remote communications segment, which consisted mainly of Aliant’s investment in Stratos Global Corporation (Stratos). Stratos was sold in December 2003.

All of these business dispositions were treated as discontinued operations.
     In treating business dispositions as discontinued operations, we restated the financial results of all previous years to exclude the results of these businesses. They are presented separately in the consolidated financial statements and are discussed separately in this MD&A.

TRANSACTIONS WITH RELATED PARTIES
As a part of our business, we have transactions with related parties. All of the transactions are negotiated at arm’s length between the related parties and us for amounts that are agreed to.

In 2004, we generated revenue from the sale of equipment and services to:

  Emergis Inc. (Emergis) for $40 million
  Entourage Technology Solutions Inc. (Entourage) for $32 million
  CGI Group Inc. (CGI) for $30 million
  Bell Globemedia Inc. (Bell Globemedia) for $20 million.

In 2004, we also bought equipment, supplies and services from:

  CGI for $345 million
  Entourage for $152 million
  Telesat Canada (Telesat) for $64 million
  Bell Globemedia for $37 million
  BCE Corporate Service Inc. (BCECS) for $29 million
  Emergis for $23 million.

All other significant transactions between the related parties and us are discussed throughout this MD&A.

OUR STRATEGIC PRIORITIES
The telecommunications industry continues to evolve rapidly as the industry moves from multiple service-specific networks to IP-based integrated communications networks where text, video, sound and voice all travel on a single network. While IP-based communications is creating a new competitive landscape with reduced barriers to entry, it also unleashes new growth opportunities and the ability to achieve significant cost savings.
     In 2004, we embarked on our strategy to deliver unrivalled integrated communications to customers across Canada with the overall objective of taking a leadership position in setting the standard in IP for the industry and for our customers. Leveraging the opportunities created by IP-based communications should allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

6    Bell Canada 2004 Financial information

1. DELIVER AN ENHANCED CUSTOMER EXPERIENCE WITH THE OBJECTIVE OF ENABLING A SIGNIFICANTLY LOWER COST STRUCTURE AT BELL CANADA.
      A year ago we announced a far reaching, company-wide program called Galileo (Galileo) designed to simplify and enhance the customer experience. In the Consumer segment, Galileo aims to unify the customer experience across all product lines, and eliminate the costs of complexity associated with multiple systems and processes. In the Business segment, Galileo aims to deliver to customers a streamlined service offer based on IP, thereby eliminating the costs of multiple data networks and related processes.
     In 2004, we made significant progress on our Galileo initiatives in both our Consumer and Business segments.

In our Consumer segment:
  we gained 369,000 subscriptions to the Bell bundle (a combination of wireless, Internet and video services in one offer), bringing our total sales to 431,000 since it was launched in September of 2003. Over the year, 48% of new bundle activations, 49% of fourth quarter activations and 51% of December activations included the sale of at least one new service.
  the $5 Long Distance Bundle that we introduced in June 2004 was extremely successful, gaining approximately 229,000 customers by year end we completed a major overhaul of Bell ExpressVu’s service offerings to stimulate growth and invigorate the business. This included repackaging programs and simpler pricing.
  we completed the migration of all Bell Mobility postpaid customer accounts to a new billing platform that will enable us to consolidate all of a customer’s services onto a single bill we also made significant advancements in improving the customer experience in our corporate stores.
In our Business segment:
  we made significant progress on our key objective of having 100% of our core traffic moved to a pervasive national IP multi-protocol label switching (IP MPLS) network by the end of 2006. At the end of 2004, 61% of the traffic on our core network was IP-based.
  we also began the process to discontinue several legacy data services by announcing in 2004 that we would not sell these services to customers who do not use them currently. This list of legacy services includes Frame Relay, ATM, Megastream, Bell Electronic Business Network, some business long distance services from the VNet portfolio (virtual corporate network services for large companies) and some packet services from the Datapac portfolio.

     In 2005, we will continue to work on both of these areas.

In Consumer, we will continue to deliver on our strategy to win the broadband home. In particular we:

  aim to significantly increase the number of customers on the Bell bundle will launch a redesigned Bell.ca site with the objective of increasing online sales will rollout a new, simpler bill for our customers.
In Business we will:
  continue the process of discontinuing legacy data services by expanding the list of services that will no longer be sold to customers who do not currently use them and by beginning to stop selling these services to existing customers continue to actively encourage customers to adopt new IP-based services as well as to migrate from legacy services to new IP-based services increase the adoption of self-serve and web-based interfaces by Enterprise customers eliminate network elements and standardize core operating processes.

By the end of 2006, through our Galileo initiatives, we are targeting to remove between $1 billion and $1.5 billion in annual costs from our current cost structure.

2. DELIVER ABUNDANT BANDWIDTH TO ENABLE ALL THE SERVICES OF THE FUTURE WITH THE RELIABILITY AND SECURITY THAT CUSTOMERS REQUIRE.
      Over the next four years, we plan to make a significant investment to expand the reach and amount of bandwidth available to customers. We are aiming to be able to deliver by 2008 up to 26 Mbps to 85% of urban households in the Québec City to Windsor corridor, or approximately 4.3 million households. Four million of these households will be SFUs that will be served using a fibre-to-the-node (FTTN) architecture capable of delivering IPTV service. The remaining 300,000 households will be MDUs served using VDSL.
     In 2004, we began our FTTN rollout by deploying new high-density remotes in 376 neighbourhoods. Although not yet capable of providing video services, these remotes did enable the expansion of our high-speed Internet access footprint in Ontario and Québec to 83% of homes and business lines passed, compared to 80% at the end of 2003. We also made solid progress in the deployment of VDSL to MDUs. By the end of the year, we had signed access agreements with 335 buildings.

7    Bell Canada 2004 Financial information

The Year at a Glance This section reviews the key measures we use to assess our performance and how our results in 2004 compare to our results in 2003.	Management’s Discussion and Analysis

     In 2005, we plan to continue our FTTN rollout and conduct trials of our IPTV service. By year end, we expect to have deployed new high-density remotes to 2,500 neighbourhoods, representing a footprint of approximately 1.1 million households. We plan to continue our VDSL expansion into the MDU markets of Toronto, Montréal and Ottawa.
     We were also the first in Canada to announce plans to deploy the third generation (3G) of wireless mobile communications. Through our investment in EVDO, we will offer wireless broadband speeds of up to 2.4 Mbps, six times faster than the speeds that exist today. We intend to deploy EVDO in major urban centres across Canada in 2005 and 2006.

3. CREATE THE NEXT-GENERATION SERVICES TO DRIVE FUTURE GROWTH.
     We continue to leverage our network capabilities, customer base and market knowledge to deliver innovative next-generation services. We plan to develop applications together with our wide array of partners, integrate them into useful services and bring these services to market using our strong brand, customer reach and channels.
     In 2004, our Consumer segment provided next-generation services with:

  the launch of Sympatico-MSN.ca, a single portal combining the best features and Internet tools of MSN Canada Co. with the broadband content and innovative services of Sympatico.ca the introduction of MSN Premium
  the launch of Sympatico Home Networking (an integrated wireless high-speed modem and router solution)
  the launch of leading-edge wireless location-based services the launch of wireless phone-to-phone video messaging service.

For Enterprise customers, we launched our Managed IP Telephony service. By year end, Bell Canada had sold more than 145,000 IP-enabled lines on customer premises equipment (CPE). We also enhanced our portfolio of value-added services through the acquisitions of:

  Infostream Technologies Inc. (Infostream), a systems and storage technology firm, addressing customer needs for secure and reliable information storage and redundant back-up capabilities approximately 76% of Elix Inc. (Elix), a provider of call routing and management systems, IT applications integration, and design and implementation of electronic voice-driven response systems the security business of Emergis.

As part of our strategy to become the technology advisor of choice to SMB customers, we:

  launched Productivity Pak (a self-serve bundle of tools that enables SMB customers to more easily access and share information) and ProConnect (a fully-managed service enabling the sharing of information easily, securely and affordably across the most extensive private IP-based net-work in Canada)
  acquired IT solutions provider Charon Systems Inc. (Charon) and, by February 21, 2005, an 89% interest in IT solutions provider Nexxlink Technologies Inc. (Nexxlink)
  on December 14, 2004, announced an initiative with Microsoft Canada Co. whereby Bell Canada will combine telecommunications services and Microsoft software-based solutions to bring SMB customers reliable, secure, productivity-enhancing services at affordable prices.

In 2005, we plan to introduce Internet telephony service for consumers. In the Enterprise unit, we are targeting to increase the proportion of our customers in the Enterprise market purchasing value-added solutions. In the SMB market, we intend to reinvent the way information technology and telecom are integrated with the objective of increasing the number of SMB customers that view Bell Canada as their virtual Chief Information Officer (VCIO).
      We will exploit the IP capability to achieve inter-operability between wireless and wireline platforms. For instance, in 2005 we are targeting to bring to market an integrated single-voice mailbox for both cellular and land lines to allow customer access to voicemail messages through a single voicemail system.

The Year at a Glance

The results for 2004 demonstrate steady progress on our strategic objectives. We set a solid foundation for future growth, simplification of our customers’ experience and the transformation of our cost structure. The decrease in operating income was driven mainly by the restructuring and other items mainly related to the employee departure programs announced by Bell Canada and Aliant. Before restructuring and other items, operating income grew compared to last year, despite the negative impact of Aliant’s labour disruption. This growth reflected better operating performance at Bell Canada.
      In the Consumer segment, we achieved solid revenue and operating income growth, while maintaining strong levels of customer acquisitions and loyalty. Bundle subscriptions, a key part of our strategy to win the broadband home, significantly exceeded our expectations for the year.
     In the Business segment, we grew our base of IP-based services and VAS within our SMB and Enterprise markets and expanded our presence in Western Canada. Overall, Business revenues grew modestly, despite increased competitive pressures, significant impacts from our exit from the low-margin cabling business, the completion of the Hydro-Québec outsourcing contract and lower revenues from Bell West’s contract with the Government of Alberta for the construction of the SuperNet. The improved momentum in our IP-connectivity and VAS business, combined with strong cost containment, led to operating income growth.
     In the Aliant segment, a new collective labour agreement was signed on September 16, 2004. The labour disruption, which started on April 23, 2004 and ended on September 20, 2004, negatively impacted revenues and operating income.

8    Bell Canada 2004 Financial information

Operating income / EBITDA EBITDA margin is EBITDA divided by operating revenues.

     In the Other Bell Canada segment, market challenges persisted throughout the year for our Wholesale business. While full year revenues declined, this was in part due to our decision in the fourth quarter of 2003 to exit certain low-margin contracts and promotional offers for international switched minutes. In the last three quarters of the year, the rate of decline stabilized

	CUSTOMER CONNECTIONS
		2004	CONNECTIONS AT
	(IN THOUSANDS)	NET ADDS	DECEMBER 31, 2004

	NAS	(146)	12,905
	Digital equivalent access lines	468	4,335
	High-speed Internet	350	1,808
	Dial-up Internet	(126)	743
	Cellular and PCS	513	4,925
	Paging	(97)	427
	Video	116	1,503

	TOTAL	1,078	26,646

The total number of customer connections increased 4.2% or 1.1 million to 26.6 million at December 31, 2004, compared to December 31, 2003.

WIRELESS
Our total cellular and PCS subscriber base grew 11.6% or 513,000 in 2004 to reach 4,925,000 at December 31, 2004. This reflects a similar level of net additions as in 2003. We also improved blended and postpaid churn by 0.1 and 0.2 percentage points, respectively, over 2003.

HIGH-SPEED INTERNET
Our DSL high-speed Internet business added 350,000 customers in 2004, increasing our DSL customer base by 24% to reach 1,808,000 at December 31, 2004. The additions achieved in 2004 were slightly lower than the 358,000 subscribers added in 2003. We also more than doubled our subscriptions to Sympatico value-added solutions over December 31, 2003, to reach an end of period count of 624,000.

VIDEO
We gained momentum in our video business in 2004, ending the year with over 1.5 million subscribers, growing by 8.4% over 2003. During the year, we had 116,000 net activations, an increase of 40% over 2003. Bell ExpressVu achieved its target in the deployment of VDSL to MDUs, signing access agreements for 335 buildings by year end.

NAS
Our NAS levels declined 1.1% or 146,000 in 2004, similar to the rate of decline in 2003, reflecting the substitution of wireline with wireless services and a reduction in the number of second lines as a result of growth in high-speed Internet access.

OPERATING REVENUES

Operating revenues increased 1.0% or $173 million to $16,787 million in 2004, compared to 2003. Bell Canada contributed most of the increase despite the trailing effects of the implementation of a new wireless billing system and a prolonged labour disruption at Aliant.
      Bell Canada’s revenue growth reflects improved performance in the Consumer segment stemming from stronger wireless, Internet access and video services, along with higher IP-connectivity and VAS revenues in the Business segment.

OPERATING INCOME/EBITDA

Operating income for the year declined $1,141 million to $2,695 million in 2004, compared to 2003. This was mainly a result of restructuring and other items of $1,219 million recorded in 2004. The cost of the employee departure programs announced at Bell Canada in June of this year, encompassing a total of 5,052 employees, and at Aliant, announced in the fourth quarter this year encompassing a total of 693 employees, amounted to $1,063 million. In addition, the labour disruption at Aliant had an estimated negative impact of $68 million on operating income.
      Operating income before restructuring and other items increased 1.7% or $64 million to $3,914 million in 2004, compared to 2003, despite the estimated negative impact of $68 million of the Aliant labour disruption. This increase reflects the EBITDA growth, partially offset by higher net benefit plans cost.
      EBITDA grew 1.6% or $110 million to $7,111 million in 2004, compared to 2003 driven mainly by improvements at Bell Canada. Growth was 2.6% excluding the estimated negative impact of $71 million from the Aliant labour disruption. EBITDA growth at Bell Canada was driven by continued improvement in wireless, Internet access and video services.
      EBITDA erosion in our legacy services was offset by a continued focus on productivity, as well as EBITDA contributions from IP connectivity, VAS and VCIO revenue gains in our Business segment.

9    Bell Canada 2004 Financial information

Capital Expenditures

Capital intensity is capital expenditures divided by operating revenues. It is a key financial measure that we use to assess our performance and that of our business units.

Cash Flows

Net debt to capitalization ratio is a key measure we use to assess our financial condition. It shows how much net debt (debt due within one year and long-term debt, net of cash) we have in relation to our capitalization (total net debt, non-controlling interest and shareholders’ equity).

Management’s Discussion and Analysis

     Our EBITDA margin of 42.4% reflected a 0.3 percentage point improvement over last year. Wireless EBITDA grew significantly, driving a 5.2 percentage point margin improvement despite the adverse impacts of the implementation of a new billing system. We achieved EBITDA margin improvement by better managing acquisition costs per gross activation, particularly in the wireless business, and by placing a greater emphasis on more profitable contracts within the Enterprise and Wholesale markets. The negative impact of the Aliant employee strike and the cost of the billing system implementation partly offset the improvement at Bell Canada.

NET EARNINGS
Net earnings applicable to common shares for 2004 were $1,527 million. This compared to net earnings of $2,244 million in 2003. Included in 2004 net earnings were net losses of $591 million after taxes and non-controlling interest consisting primarily of:

  restructuring and other items of $770 million, mainly relating to the employee departure programs announced at Bell Canada ($647 million) and Aliant ($24 million), partly offset by:
  net gains of $179 million from the sale of our remaining interest in YPG General Partner Inc. (YPG) and the gain on the purchase of 360networks, which reflected the excess of the fair value of the net assets acquired over the purchase price.

This compared to net gains of $145 million included in 2003 net earnings due mainly to a gain on sale of an interest in YPG and net gains on our share of Aliant’s sales of its emerging business and remote communication segments.
     Excluding the impact of these items, net earnings grew 0.9% to $2,118 million, in 2004, an increase of $19 million. This increase reflected the improvement in operating income and lower interest expense.

CAPITAL EXPENDITURES

Capital expenditures increased 4.6% or $134 million to $3,026 million in 2004, compared to 2003. Capital intensity increased from 17.4% to 18.0% in 2004. Capital spending in 2004 reflected a mix of higher investment in the growth areas of the business and reduced expenditures in legacy areas.
      Our key strategic investments this year included the migration to one national IP-MPLS network, our VDSL deployment strategy, our DSL footprint expansion facilitated through the deployment of new high-density remotes, and productivity enhancement initiatives.

CASH FLOWS

Cash from operating activities decreased 0.6% or $33 million to $5,333 million in 2004, compared to 2003. The decline resulted mainly from cash savings of $363 million in 2003 generated by using cash tax strategies to consolidate tax losses that did not recur this year, higher cash payments related to the employee departure programs and higher working capital requirements, partly offset by the receipt of $75 million from the settlement of lawsuits against MTS and Allstream Inc. (Allstream).
      We generated free cash flow for the year totalling $556 million or $750 million before restructuring and other items. Compared to 2003, free cash flow was up $163 million, mainly reflecting the $349 million decline in common dividends paid partly offset by higher capital expenditures of $134 million.
      Our net debt to total capitalization ratio improved to 49.0% at December 31, 2004, from 49.2% at December 31, 2003. The improvement reflects a reduction in net debt of $305 million, which was driven by $556 million of free cash flow, net cash proceeds of $123 million on our sale of YPG, less $1.1 billion of business acquisitions, including Bell West and 360networks. This was complemented by an increase in shareholders’ equity, which reflects the excess of net earnings over dividends of $55 million.

NEW LABOUR AGREEMENTS
During the year, Bell Canada reached a new four-year agreement with approximately 7,100 technicians represented by the Communications, Energy and Paperworkers Union of Canada (CEP). This agreement will expire in November 2007.
      Aliant reached an agreement with approximately 4,300 unionized employees represented by the Council of Atlantic Telecommunication Unions (CATU), ending a lengthy labour disruption. This agreement will expire in December 2007.

10    Bell Canada 2004 Financial information

Selected Annual and Quarterly Information This section shows selected financial and operational data.

Selected Annual and Quarterly Information

ANNUAL FINANCIAL INFORMATION
The tables below show selected consolidated financial data for each year from 2000 to 2004. We discuss the factors that have caused our results to vary over the past two years throughout this MD&A.

		2004	2003	2002	2001	2000

	OPERATIONAL DATA
	Operating revenues	16,787	16,614	14,638	14,488	13,475
	Earnings from continuing operations	1,518	2,268	1,468	1,559	1,512
	Discontinued operations	–	59	–	–	(99)
	Net earnings	1,587	2,327	1,468	1,489	1,413
	Net earnings applicable to common shares	1,527	2,244	1,352	1,354	1,274

	Included in net earnings:
	Net gains on investments
	Continuing operations	179	92	984	399	–
	Discontinued operations	–	56	–	–	(75)
	Restructuring and other items	(770)	(3)	(425)	(542)	–
	Goodwill amortization	–	–	–	(39)	(43)
	Other	–	–	(18)	(55)	–

	BALANCE SHEET DATA
	Total assets	27,666	28,242	29,061	24,434	22,678
	Long-term debt (including current portion)	10,317	11,157	11,839	10,237	8,955
	Preferred shares	1,100	1,100	1,100	1,100	735
	Common shareholder’s equity	8,578	8,420	5,195	5,577	5,378
	Capital expenditures	(3,026)	(2,892)	(2,927)	(4,099)	(2,852)

	OTHER DATA
	Dividends declared on common shares	1,472	2,022	1,769	1,157	1,085
	Dividends declared on preferred shares	60	58	63	55	40
	Number of employees (thousands) – unaudited	50	51	54	44	45

QUARTERLY FINANCIAL INFORMATION
The table below shows selected consolidated financial data by quarter for 2004 and 2003. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. The factors that have caused our results to vary over the past eight quarters are discussed throughout this MD&A.

					2004					2003
	YEAR	Q4	Q3	Q2	Q1	YEAR	Q4	Q3	Q2	Q1

Operating revenues	16,787	4,303	4,206	4,172	4,106	16,614	4,246	4,155	4,130	4,083
EBITDA	7,111	1,679	1,856	1,821	1,755	7,001	1,731	1,817	1,760	1,693
Amortization expense	(2,962)	(763)	(734)	(733)	(732)	(2,970)	(742)	(758)	(747)	(723)
Net benefit plans cost	(235)	(62)	(55)	(58)	(60)	(181)	(46)	(46)	(45)	(44)
Restructuring and other items	(1,219)	(123)	(1,080)	(13)	(3)	(14)	(13)	(1)	–	–

Operating income	2,695	731	(13)	1,017	960	3,836	930	1,012	968	926
Earnings from continuing operations	1,518	407	(37)	584	564	2,268	626	567	550	525
Discontinued operations	–	–	–	–	–	59	53	–	5	1
Extraordinary gain	69	69	–	–	–	–	–	–	–	–
Net earnings	1,587	476	(37)	584	564	2,327	679	567	555	526
Net earnings applicable to common shares	1,527	465	(53)	567	548	2,244	670	550	529	495

Included in net earnings:
Net gains on investments
Continuing operations	179	71	108	–	–	92	92	–	–	–
Discontinued operations	–	–	–	–	–	56	48	8	–	–
Restructuring and other items	(770)	(61)	(724)	16	(1)	(3)	(9)	6	–	–

11    Bell Canada 2004 Financial information

Financial Results Analysis

This section provides detailed information and analysis about our performance over the past two years. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

Management’s Discussion and Analysis Financial Results Analysis

CONSOLIDATED ANALYSIS
	2004	2003	% CHANGE

OPERATING REVENUES	16,787	16,614	1.0%
Operating expenses	(9,676)	(9,613)	(0.7)%

EBITDA	7,111	7,001	1.6%
Amortization expense	(2,962)	(2,970)	0.3%
Net benefit plans cost	(235)	(181)	(29.8)%
Restructuring and other items	(1,219)	(14)	n.m.

OPERATING INCOME	2,695	3,836	(29.7)%
Other income	183	217	(15.7)%
Interest expense	(863)	(945)	8.7%

Pre-tax earnings from continuing operations	2,015	3,108	(35.2)%
Income taxes	(506)	(787)	35.7%
Non-controlling interest	9	(53)	117.0%

Earnings from continuing operations	1,518	2,268	(33.1)%
Discontinued operations	–	59	n.m.

Net earnings before extraordinary gain	1,518	2,327	(34.8)%
Extraordinary gain	69	–	n.m.

Net earnings	1,587	2,327	(31.8)%
Dividends on preferred shares	(60)	(58)	(3.4)%
Interest on equity-settled notes	–	(25)	n.m.

NET EARNINGS APPLICABLE TO COMMON SHARES	1,527	2,244	(32.0)%

n.m. not meaningful

OPERATING REVENUES
Operating revenues grew 1.0% or $173 million to $16,787 million in 2004, compared to 2003.
      This increase was despite the trailing effects of the implementation of a new wireless billing system and a prolonged labour disruption at Aliant. Our revenue growth was a result of improved performance in the Consumer segment stemming from stronger wireless, Internet access and video services revenues, along with higher IP-connectivity and VAS revenues in the Business segment.
      Looking ahead for 2005, we expect to achieve overall revenue growth as expected increases from our growth services including wireless, Internet and IP-based connectivity, video services, and value-added services are expected to more than offset anticipated continued declines in our legacy wireline business. Beyond 2005, we expect growth services will become a greater component of our future revenue base.
      In 2005, the anticipated revenue increases from our growth services are expected to be driven by solid increases in the number of subscribers and targeted increases in average revenue per subscriber across these services.
      In local and access and long distance revenues, we expect the trends experienced over the past years to continue and the rate of decline of these services to increase somewhat as cable companies begin expected launches of VoIP offerings. We also expect continued legacy revenue declines from the Enterprise and Wholesale businesses due to continued competitive pricing pressures and the migration to IP.
      See Segmented Analysis for a discussion of operating revenues on a segmented basis, and Product Line Analysis for a discussion of operating revenues on a product line basis.

OPERATING INCOME
Operating income declined 30% or $1,141 million to $2,695 million in 2004, compared to 2003. This was mainly because of an increase in restructuring and other items and a higher net benefit plans cost. Excluding the impact of the restructuring and other items, operating income increased 1.7% or $64 million to $3,914 million in 2004. This increase stemmed from operating income growth in our Consumer and Business segments, driven by the underlying growth in these sectors.
      See Segmented Analysis for a discussion of operating income on a segmented basis.

EBITDA
Our EBITDA grew 1.6% or $110 million to $7,111 million in 2004, compared to 2003. This represented a growth rate of 2.6%, excluding the estimated negative impact of $71 million from the Aliant labour disruption.
      EBITDA growth was driven by continued improvement in wireless, Internet access and video services. EBITDA erosion in our legacy services was offset by a continued focus on productivity as well as EBITDA contributions from IP-based connectivity service, and VAS and VCIO revenue gains in our Business segment.
      Our EBITDA margin of 42.4% in 2004 reflected a 0.3 percentage point improvement over last year. Wireless EBITDA margin reflected a 5.2 percentage point improvement despite the adverse impacts of the implementation of the new billing system.
      We achieved EBITDA margin improvement by better management of COA per gross activation, particularly in the wireless business, and by placing a greater emphasis on more profitable contracts within the Enterprise and Wholesale

12    Bell Canada 2004 Financial information

Amortization Expense

The amount of our amortization expense in any year is affected by:

  how much we invested in new capital assets in previous years how many assets we retired during the year
  changes in accounting rules and estimates.

Each year, we review our estimate of the useful life of our capital assets.

Net benefit plans cost

The amount of the net benefit plans cost in a year mainly depends on:

  the return on pension plan assets expected to be generated during the year – the lower the return, the higher the cost the present value of future pension benefit payments to employees – the lower the present value, the lower the cost actuarial gain (loss) – the difference between the actual funded status of our pension plans and the amount calculated using our accounting assumptions.
  We amortize this into earnings over time.

Restructuring and Other Items

This category includes various income and expenses that are not directly related to the operating revenues generated during the year. Examples are costs related to streamlining initiatives, asset write-downs and other types of income or charges.

markets. The negative impact of the Aliant employee strike and the cost of the billing system migration partly offset the improvement at Bell Canada.
      Wireless COA of $411 per gross activation in 2004 improved by $15 compared to 2003, driven primarily from more targeted and cost-effective campaigns. COA for video services of $571 per gross activation increased $39 due to more customers taking a second receiver as a result of our 2TV bundle and aggressive retail pricing by competitors.
      In 2005, we are targeting stable EBITDA margins, as cost savings expected to be achieved through the benefits of our Galileo initiatives, combined with anticipated revenue increases from our growth services, are expected to mitigate declines in our legacy business.
     We are targeting to achieve significant cost savings from our Galileo initiatives. We expect close to half of these savings will be derived from the Consumer segment, driven by the impact of this year’s employee reduction programs, the migration to a single bill, higher sales through our Bell.ca website, efficiencies in call centre operations, and our efforts to provide simpler provisioning and product offers. The rest of the cost savings are expected to be achieved in the Business segment as we eliminate network elements and standardize core operating processes, as well as from labour savings driven by this year’s workforce reductions.

AMORTIZATION EXPENSE
Amortization expense decreased 0.3% or $8 million to $2,962 million in 2004, compared to 2003. This was a result of an increase from three to four years in the useful life of Bell Canada’s internal use software. This was partly offset by an increase in our capital asset base from capital spending that continues to be higher than asset retirements.

NET BENEFIT PLANS COST
The net benefit plans cost increased by 30% or $54 million to $235 million in 2004, compared to 2003. The increase resulted mainly from a higher accrued benefit obligation based on our most recent actuarial valuation. This was partly offset by the positive fund performance in 2003, which resulted in an actuarial gain and increased the fair value of plan assets.
     In the next two years, net benefit plans cost is expected to increase, mainly as a result of poor fund performance experienced in 2001 and 2002. This will continue to negatively impact the accounting value of the plan assets used to determine the net benefit plans cost. In 2006, however, we expect this negative impact will have a smaller effect. Beyond 2006, net benefit plans cost is expected to stabilize.

RESTRUCTURING AND OTHER ITEMS
We recorded $1,219 million in restructuring and other items in 2004, consisting of:

  $985 million in the third quarter relating to an employee departure program at Bell Canada, where 5,052 employees chose to leave the company. By the end of the year 4,900 employees had left the company. We expect this to result in annual savings of approximately $390 million.
  a $110 million provision recorded in the second quarter for potential cost overruns on a contract with the Government of Alberta, which was increased by $18 million in the fourth quarter
  $67 million in the fourth quarter relating to an employee departure program at Aliant under which 693 employees decided to leave the company. Of these employees, about 400 had left the company by January 1, 2005. We expect annual savings of approximately $48 million as a result of these departures.
  other charges totalling $114 million. These consisted of future lease costs for facilities that were no longer needed, asset write-downs and other provisions.

These charges were partly offset by income of $75 million recorded in the second quarter relating to an agreement reached between BCE and MTS to settle lawsuits. The terms of the settlement included:

  the unwinding of various commercial agreements
  the removal of contractual competitive restrictions effective June 30, 2004 the orderly disposition of our interest in MTS, which was done in September 2004 a premium payment to us by MTS if there is a change in control of MTS before 2006 and if there is an appreciation in MTS’ share price from the time of our divestiture to the time of any takeover transaction.

We recorded $14 million in restructuring and other items in 2003, which included a charge of $15 million relating to a restructuring at Aliant’s subsidiary, Xwave Solutions Inc. (xwave).
      In 2003, Bell Canada recorded charges of $65 million relating to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of restructuring charges recorded in 2002, which were no longer necessary because fewer employees were terminated than expected due to an increase in the number of employees being transferred to other positions within Bell Canada.
      See Note 4 to the consolidated financial statements for more information on the restructuring and other items.

NET EARNINGS
Net earnings applicable to common shares of $1,527 million in 2004 was negatively impacted by $591 million of net losses resulting from the after-tax restructuring and other items of $770 million relating mainly to the employee departure programs at Bell Canada and Aliant. These were partly offset by:

  a net gain of $108 million relating to the sale of our remaining 3.24% interest in YPG an extraordinary gain of $69 million relating to the acquisition of the Canadian operations of 360networks.

This compared to net gains of $145 million included in 2003 net earnings due mainly to a gain on sale of an interest in YPG and net gains on our share of Aliant’s sales of its emerging business and remote communication segments.
      Excluding the impact of these items, net earnings applicable to common shares was $2,118 million in 2004, up 0.9% or $19 million from 2003. The increase was a result of the improvement in EBITDA and lower interest expense. These were partly offset by a higher net benefit plans cost.

13    Bell Canada 2004 Financial information

Management’s Discussion and Analysis Segmented Analysis

	2004	2003	% CHANGE

Operating revenues
Consumer	7,502	7,203	4.2%
Business	5,851	5,827	0.4%
Aliant	2,033	2,059	(1.3%)
Other Bell Canada	1,939	2,015	(3.8%)
Inter-segment eliminations	(538)	(490)	(9.8%)

TOTAL OPERATING REVENUES	16,787	16,614	1.0%

Operating income
Consumer	2,119	2,019	5.0%
Business	896	781	14.7%
Aliant	268	415	(35.4%)
Other Bell Canada	(588)	621	(194.7%)

TOTAL OPERATING INCOME	2,695	3,836	(29.7%)

CONSUMER

Consumer segment revenues grew 4.2% or $299 million to $7,502 million in 2004, compared to 2003. The increase was the result of continued strength in our wireless, Internet access and video businesses from strong gains in the number of subscribers to these services. This was partly offset by steady rates of decline in local and access and long distance revenues.

WIRELESS
Consumer wireless revenues grew 15.2% in 2004, compared to 2003. The increase was achieved through strong subscriber growth, particularly as a result of the sales programs initiated during the first four months of the year. Although revenue performance was solid, we believe that our call centre’s focus on handling billing inquiries following the implementation of our new billing platform somewhat diminished our ability to sell more services to our customers and delayed the implementation of planned price increases.

VIDEO
Video revenues grew 12.0% in 2004, compared to 2003. This was driven by the growth in our subscriber base and average revenue per unit (ARPU). Our total video customer base reached 1,503,000 at December 31, 2004, an increase of 8.4% compared to last year.
      Video net activations of 116,000 in 2004, were significantly higher than the 83,000 achieved in 2003. This growth was stimulated by the continued success of the Bell bundle and the major overhaul of the Bell ExpressVu service to stimulate growth and invigorate the business, which included program repackaging and simpler pricing principles. Initiatives focused on churn containment, which in the fourth quarter resulted in the lowest churn level since 2001, also contributed to the growth. One of these initiatives is Bell ExpressVu’s move to provide services to new DTH customers strictly on a contract basis. As of August 1, 2004, all new DTH customers must opt for a one or two-year contract. Churn for the year was 1.0% per month, a 0.1 percentage point improvement compared to 2003.

14    Bell Canada 2004 Financial information

     ARPU per month of $49 for video services reflects a $3 increase in 2004, compared to 2003. The increase in ARPU for the year was positively impacted by the $2 to $3 rate increase for specific programming packages introduced on February 1, 2003, the introduction of the $2.99 system access charge for all customers effective April 28, 2003 and more customers paying for a second receiver.
     In 2005, growth in video revenues is expected to continue, driven by ongoing growth in our subscriber levels and increases in ARPU, resulting in part from our $3 programming price increase effective March 1, 2005 for customers who are not on contracts and are not taking the new program packages introduced in September 2004. Our increased rollout of VDSL will help contribute to subscriber growth as our penetration in MDUs increases.

DATA
Consumer data revenues grew 21% in 2004, compared to 2003. This was driven by growth of 22% in our high-speed Internet subscriber base and a 49% increase in revenues from our Sympatico-MSN.ca web portal.
     Bell Sympatico value-added services such as MSN Premium, Security Services and Home Networking added 337,000 subscriptions in 2004. Our MSN Premium subscriptions in the fourth quarter of 2004 increased 118% over the previous quarter.

WIRELINE
Local and access revenues declined slightly in 2004, compared to 2003, mainly due to lower NAS and related Smart Touch feature revenues, partly offset by higher revenues from wire-line insurance and maintenance plans.
     Long distance revenues declined in 2004, compared to 2003, mainly as a result of volume declines in domestic, overseas and US minutes, reflecting competition from non-traditional long distance providers, partially offset by strong sales of prepaid cards. The reduction in higher priced overseas minutes and the impact of the $5 Long Distance Bundle also led to a lower average wireline revenue per minute in 2004.

Consumer operating income increased 5.0% or $100 million to $2,119 million in 2004, compared to 2003. The improvement related mainly to the increase in revenues, lower COA in wireless and productivity savings. These were partly offset by increased operating expenses related to salaries, cost of goods sold and higher net benefit plans cost.
     In addition, higher costs were driven by an increase in the number of contact centre agents to support the increased customer handling time associated with the Bell bundle and increased call volumes resulting from the implementation of the new billing platform at Bell Mobility.
     For 2005, we expect the Consumer segment to continue to grow its revenue, driven by the strength of wireless, Internet access and video businesses. However, erosion is expected to continue in our local and access and in long distance services, driven by increasing competition as cable companies enter the market with VoIP telephony services.

BUSINESS

Business segment revenues grew slightly by $24 million to $5,851 million in 2004, compared to 2003.
     The increase was the result of revenue growth in the SMB business, which was largely offset by revenue declines in our Enterprise and Bell West businesses. On November 19, 2004, we completed the acquisition of the Canadian operations of 360networks. The Business segment includes the financial results of the retail portion of this acquisition from that date.
     From a product line perspective, increases in wireless and terminal sales and other revenues were partly offset by declines in local and access, long distance and data revenues.

Business segment operating income grew 14.7% or $115 million to $896 million in 2004, compared to 2003. This demonstrates that our strategy of driving the shift to IP along with improved profitability achieved through ongoing productivity has traction and is delivering.
     In 2005, we expect Business segment revenues will grow, driven by organic growth in IP-based connectivity service and VAS revenues, as well as the full-year impact of the business acquisitions made in 2004. However, declines from our legacy services and from the completion of the SuperNet contract with the Government of Alberta in 2004 will partly offset this expected growth in revenues.

ENTERPRISE
Enterprise revenues declined in 2004, compared to 2003, as a result of lower local and access, long distance and data revenues. These declines were partly offset by increases in wireless and terminal sales and other revenues.

15    Bell Canada 2004 Financial information

Management’s Discussion and Analysis

     The decline in data revenues relates mainly to the completion of the Hydro-Québec outsourcing contract in the fourth quarter of 2003. Despite this decline, our IP-based connectivity and VAS revenues continued to grow significantly. IP-based connectivity and VAS service revenues grew from 22% of enterprise data revenues in 2003 to 43% in 2004. By December 31, 2004, more than 65% of our Enterprise customers used some element of our VAS portfolio.
      In December 2004, we announced the signing of a seven-year, $140 million exclusive outsourcing agreement with Manulife Financial for the provisioning and management of its IP-based voice and data services. The outsourcing arrangement will lever our VAS capabilities by having BCE Connexim, Bell Canada’s outsourcing and professional services unit, provide an end-to-end solution that reduces and simplifies Manulife Financial’s transition to IP. Our outsourcing capabilities play a key role in our strategy of securing the connectivity business of our Enterprise customers and preventing possible disintermediation by systems integrators. We also had a number of other significant contract wins during the year, including Fédération des Caisses Desjardins du Québec, La Senza Inc., Government of Québec, Hydro One Networks Inc., Department of Foreign Affairs and International Trade of the Government of Canada, and Enterprise Rent-a-Car.
      Significant growth in Enterprise operating income was the result of our focus on more profitable contracts and productivity savings, which led to reductions in cost of goods sold. This was partly offset by the completion of the Hydro-Québec contract in 2003 and higher operating expenses related to businesses acquired during the year (Infostream and Elix).

SMB
SMB revenues increased in 2004, compared to 2003, as a result of higher data, wireless and terminal sales and other revenues. These gains were partly offset by revenue declines in local and access and long distance revenues.
      Business acquisitions in 2004, such as Accutel Conferencing Systems Inc. (Accutel) and Charon, contributed to the revenue growth, as did our continued growth in DSL high-speed Internet access services and VAS services. At December 31, 2004, we had 83,000 VAS subscriptions.
      The decline in long distance revenues resulted from competitive pricing pressures and lower usage in our payphone business. Local and access revenues were also lower in our pay-phone business.
      SMB operating income growth was driven by revenue growth and productivity savings, partly offset by higher operating expenses of businesses acquired during the year.

BELL WEST
Bell West continued to grow its customer base leading to increases in local and access and long distance revenues in 2004, compared to 2003. In 2001, we were awarded a contract by the Government of Alberta to build a next-generation network (SuperNet) to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December 2004. The decline in data revenues in 2004 reflects a decrease of approximately $43 million as this contract was nearing completion.
      The improvement in operating income performance at Bell West was driven by the increase in local and access and long distance revenues and lower operating costs related to the contract with the Government of Alberta, partly offset by higher salary costs due to the growing workforce.

ALIANT

Aliant segment revenues declined 1.3% or $26 million to $2,033 million in 2004, compared to 2003. The labour disruption that started on April 23, 2004 and ended on September 20, 2004 negatively impacted revenues in 2004 by an estimated $40 million. This represents fewer new customers, reduced product sales, additional promotional activities and reduced levels of fieldwork activity during the labour disruption. Strong growth in wireless and Internet services was more than offset by declines in other areas due to the labour disruption, the ongoing impact of competition, and regulatory restrictions including those on bundling, customer win-back activities, and rates charged for price-regulated services.
      Aliant’s wireless revenue grew 15.4% in 2004. This was driven by:

  an increase of 9.6% in Aliant’s wireless customer base, including a 26% increase in digital customers, reflecting a positive response to the extensive dealer-supported network, attractive pricing offers and the expansion of digital cellular service into new areas an increase of $3 in ARPU, reflecting the impact of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.

Intense long distance competition, the difficulty in maintaining win-back efforts during the labour disruption and substitution of long distance calling with Internet and wireless options by customers resulted in long distance revenue declines in 2004, compared to last year. Consumer minute volumes were down due to customer losses to competition and the capping of minutes on certain long distance plans in late 2003. Business long distance pricing declines continued to reflect the impact of competitive pressures, as did long distance volume declines, in addition to a reduction of contact centre activity.
      Data revenues declined slightly in 2004 as higher Internet revenues were more than offset by other data revenue declines from the scale-back of marketing and sales efforts during the labour disruption and the continued rationalization of circuit networks by customers. The continued increase in Internet revenues stemmed from the increased popularity of enhanced services and year-over-year subscriber growth of 6%, reflecting 21% growth in Aliant’s high-speed Internet

16    Bell Canada 2004 Financial information

customer base. The higher subscriber base resulted from the expansion of high-speed Internet service into new areas, attractive introductory offers, an emphasis on bundling with other products and services as well as dealer and online sales channel initiatives.
      Terminal sales and other revenues declined in 2004 as a result of slower product sales during the labour disruption and the divestiture of non-core operations in the second and third quarters, which resulted in a reduction in IT service revenue.

Aliant’s operating income declined 35% or $147 million to $268 million in 2004, compared to 2003. This was largely due to:

  the labour disruption, which had an estimated negative impact of $68 million in 2004. Incremental costs were incurred during the labour disruption to enable operations to continue with relatively few interruptions, ensure the safety of employees, perform property repairs, provide training and equipment to employees and maintain basic customer service.
  a restructuring charge of $67 million relating to an employee departure program. See Restructuring and Other Items for more details.

The remaining decrease of $12 million is a result of higher operating expenses from:

  growth in wireless and Internet services
  an increase in net benefit plans cost
  normal wage and annual salary adjustments
  higher amortization expense resulting from a higher proportion of capital spending in recent years on broadband and wireless assets, which have shorter depreciable lives.

These increases were partly offset by lower operating costs stemming from the xwave restructuring in 2003 and the sale of non-core operations in the second and third quarters.
      With the labour disruption and its impact on 2004 behind us, for 2005, we expect revenue growth in Aliant’s wireless and Internet services to offset continued erosion in local and access and long distance. We also anticipate operating income growth in 2005 driven by revenue growth and productivity improvements, as well as the absence of the restructuring charge and costs associated with the labour disruption. These positive impacts are expected to be partially offset by increased costs associated with Aliant’s growth services and higher net benefit plans cost.

OTHER BELL CANADA

The Other Bell Canada segment revenues declined 3.8% or $76 million to $1,939 million in 2004, compared to 2003. This was due to:

  a decline in our Wholesale business stemming from lower long distance and data revenues from price competition and customers migrating services to their own network facilities our decision last year to exit certain contracts and promotional offers for international switched minutes that had low margins.

The Other Bell Canada segment had an operating loss of $588 million in 2004, a $1,209 million decrease when compared to operating income of $621 million in 2003.
      This was mainly due to the charge for restructuring and other items of $1,147 million in 2004, mostly for the voluntary employee departure program at Bell Canada. See Restructuring and Other Items for more details.
      Excluding restructuring and other items, operating income decreased 9.7%, or $60 million, in 2004. The decrease relates to costs associated with increased volumes of cross-border carrier exchange traffic and the repricing of long distance and data services in our Wholesale business.

17    Bell Canada 2004 Financial information

Management’s Discussion and Analysis

PRODUCT LINE ANALYSIS
In addition to discussing our financial results by business segment, we believe that a separate discussion of our consolidated revenues by product line provides further insight into management’s view of our financial results. The table below shows our consolidated revenues by product line.

	2004	2003	% CHANGE

Local and access	5,572	5,601	(0.5%)
Long distance	2,327	2,544	(8.5%)
Wireless	2,818	2,461	14.5%
Data	3,640	3,717	(2.1%)
Video	850	759	12.0%
Terminal sales and other	1,580	1,532	3.1%

	16,787	16,614	1.0%

LOCAL AND ACCESS

Local and access revenues declined 0.5% or $29 million to $5,572 million in 2004, compared to 2003. This decline was a result of:

  lower NAS
  lower SmartTouch feature revenues, mainly linked to NAS losses.

The decline was partly offset by gains from wireline insurance and maintenance plans.

     NAS in service declined 1.1% or 146,000 in 2004, compared to 2003. This was a result of:

  continued growth in high-speed Internet access, which reduces the need for second telephone lines losses resulting from competition
  customers substituting wireline with wireless telephone service.

In 2005, we expect continued erosion of our NAS in service due to these trends, as well as the launches of VoIP telephony by cable providers.

LONG DISTANCE

Long distance revenues declined 8.5% or $217 million to $2,327 million in 2004, compared to 2003. This decline stemmed from:

  lower volumes of conversation minutes, lower domestic rates and the pricing impact of increased subscriptions to the $5 Long Distance Bundle in our Consumer market lower volume and lower prices resulting from competitive pressures in our Business market.

Overall, the volume of conversation minutes declined 5.6% in 2004. This was accompanied by a 5.6%, or $0.007, decrease in average revenue per minute (ARPM) to $0.117.

     We are anticipating continued pressure on long distance revenues in 2005, as well as increased take rates to our $5 Long Distance Bundle and competition from cable companies that are offering VoIP residential telephone service in 2005.

18    Bell Canada 2004 Financial information

WIRELESS

In 2004, our wireless business continued to demonstrate strong growth.
     Wireless service revenues grew 14.5% or $357 million to $2,818 million in 2004, compared to 2003. This reflected subscriber growth of 11.6% and an increase in ARPU of $1 per month.
     Our total cellular and PCS subscriber base reached 4,925,000 at the end of 2004, reflecting solid net additions and our success in managing churn to very low levels. Including paging subscribers, our total wireless customer base totalled 5,352,000.
     We gained 513,000 new customers in 2004, matching the gains achieved in 2003. In 2004, 75% of gross activations came from postpaid rate plans, compared to 80% in 2003. The decrease was primarily due to the success of our prepaid offers, particularly in the last quarter. At December 31, 2004, 76% of our total cellular and PCS customer base were postpaid subscribers, unchanged from last year.
     Blended ARPU of $49 in 2004 was up from $48 in 2003. This was driven by an increase in revenues from:

  value-added services, such as Message Centre and Call Display long distance and data services
  higher usage.

During the year, we accomplished a key operational initiative: to migrate our postpaid wireless customers to a new billing platform. The new platform will enable the consolidation of wireless into a single bill, which will provide simplified information to our customers, lower costs to Bell Canada, and enhance our ability to bundle our products and services.
     In 2004, revenue growth was impacted by our call centre’s focus on handling the high volume of billing inquiries after the migration to the new billing platform, diminishing our ability to sell more services to our customers and to implement planned price increases. Despite adding more than 600 call centre representatives, the high volume of calls meant customers experienced slower response times during the second half of the year.
     Our blended churn of 1.3% per month and postpaid churn of 1.1% per month reflect improvements of 0.1 and 0.2 percentage points over 2003. This was achieved despite the migration to the new billing platform and increased competitive pressures.
     We continue to see ongoing growth prospects in the wireless market for 2005, given that Canadian wireless penetration still lags behind levels achieved in other countries, such as the United States. We expect our wireless revenues will increase due to expected continued subscriber and ARPU growth. We anticipate that our recently announced price increases for some of our value-added services and increased usage of wireless data services such as text and picture messaging, as well as web browsing, will stimulate ARPU growth.

DATA

Data revenues decreased 2.1% or $77 million to $3,640 million in 2004, compared to 2003, in spite of the growth in high-speed Internet services and revenues related to business acquisitions. This was because of:

  declines from competitive pricing and volume pressures, including wholesale customers migrating traffic onto their own networks lower revenues related to the completion of the mechanical construction of the Government of Alberta SuperNet our exit from the low-margin cabling business
  the completion of the Hydro-Québec outsourcing contract.

The number of high-speed Internet subscribers increased by 350,000 in 2004, resulting in 1,808,000 subscribers at December 31, 2004. The subscriber growth achieved this year was similar to that of last year, even as competition increased. At the end of 2004, we had a total of 743,000 dial-up customers compared to 869,000 last year.
     In 2005, we expect revenue erosion in our legacy data services as customers migrate to IP, offset by continued growth in high-speed Internet services, value-added solutions and acquisitions.

VIDEO

See Segmented Analysis – Consumer for a discussion of revenues from our video services.

19    Bell Canada 2004 Financial information

Other Income

Other income includes income that we receive from activities that are not part of our business operations, such as:

  net gains on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments foreign currency gains (losses)
  interest income on cash and cash equivalents
  equity in net earnings (losses) from significantly influenced companies other miscellaneous income or expense.

Non-Controlling Interest

The non-controlling interest in the statements of operations reflects the percentage of a subsidiary that we do not own multiplied by the amount of the subsidiary’s after-tax earnings.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Capital Structure

Our capital structure shows how much of our net assets are financed by debt and equity.

Management’s Discussion and Analysis

TERMINAL SALES AND OTHER

Terminal sales and other revenues increased 3.1% or $48 million to $1,580 million in 2004, compared to 2003. This increase reflected:

  higher sales of wireless handsets, satellite dishes and receivers higher revenues related to business acquisitions.

OTHER ITEMS

OTHER INCOME
Other income decreased 15.7% or $34 million to $183 million in 2004, compared to 2003. The decrease was a result of lower foreign currency gains and lower interest income. These were partly offset by higher net gains on investments and other miscellaneous income.
Net gains on investments of $117 million in 2004 included:

  a gain of $108 million from the sale of our remaining 3.24% interest in YPG in the third quarter, for net cash proceeds of $123 million net gains on other investments of $9 million.

Capital loss carryforwards fully sheltered the taxes on this gain.
     Net gains on investments of $106 million in 2003 included:

  a $120 million gain from the sale of a 3.66% interest in YPG in the fourth quarter, for net cash proceeds of $135 million a $14 million loss from the write-down of a number of our cost-accounted investments.

In April 2003, we entered into forward contracts to hedge US$200 million of long-term debt at Bell Canada that previously had not been hedged. This removed the foreign currency risk on the principal amount of that debt.
     Lower interest income in 2004 was a result of lower average cash balances.

INTEREST EXPENSE
Interest expense declined 8.7% or $82 million to $863 million in 2004, compared to 2003. This was a result of a lower average debt level of approximately $860 million in 2004, mainly from the positive free cash flows achieved in the last two years. The average interest rate on our debt in 2004 and 2003 was 7.3%.

INCOME TAXES
Income taxes declined 36% or $281 million to $506 million in 2004, compared to 2003. The decline was mainly due to:

  lower pre-tax earnings
  no tax on the $108 million gain on the sale of YPG due to the availability of capital loss carryforwards partly offset by $45 million of restructuring charges that were not tax-effected the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003.

The decrease was partly offset by a reduction of the principal amounts outstanding under the tax loss consolidation strategy.
     As a result of these items, the effective tax rate was 25.1% in 2004, compared to 25.3% in 2003.

NON-CONTROLLING INTEREST
Non-controlling interest credit of $9 million in 2004 represents a $62 million improvement, compared to 2003. The improvement was a result of:

  a higher net loss at Bell West, mainly due to the loss on the Government of Alberta contract lower net earnings at Aliant because of the labour disruption and the restructuring charge a higher net loss at Bell ExpressVu.

DISCONTINUED OPERATIONS
We did not have any discontinued operations in 2004. The net gain from discontinued operations of $59 million in 2003 consisted of:

  net gains of $56 million on our share of Aliant’s sales of its emerging business and remote communication segments our share of operating gains from the discontinued businesses of $3 million.

EXTRAORDINARY GAIN
We purchased the Canadian operations of 360networks in the fourth quarter of 2004 for $293 million in cash. The fair value of the net assets acquired exceeded the purchase price by approximately $227 million. For accounting purposes, the excess was eliminated by:

  reducing the amounts assigned to the acquired non-monetary assets (e.g., capital and intangible assets) to zero recognizing the balance of $69 million as an extraordinary gain.

Financial and Capital Management

CAPITAL STRUCTURE

AT DECEMBER 31	2004	2003

Debt due within one year	1,352	1,165
Long-term debt	9,166	10,024
Less: cash and cash equivalents	(32)	(398)

Total net debt	10,486	10,791

Non-controlling interest	1,235	1,627
Total shareholders’ equity	9,678	9,520

Total capitalization	21,399	21,938

NET DEBT TO CAPITALIZATION	49.0%	49.2%

20    Bell Canada 2004 Financial information

NET DEBT TO CAPITALIZATION RATIO

Our net debt to capitalization ratio was 49.0% at the end of 2004, an improvement from 49.2% at the end of 2003. This was a result of improvements in net debt and total shareholders’ equity, which was partly offset by lower non-controlling interest.
     Net debt improved by $305 million to $10,486 million in 2004. This was mainly from:

  $556 million of free cash flow in 2004
  $450 million repayment of short-term advances made to Bell Globemedia in 2003
  $433 million of capital contribution from BCE to effectively compensate us for the proceeds on the sale of MTS
  $123 million of net cash proceeds from the disposition of our remaining 3.24% interest in YPG.

These were partly offset by the $1.1 billion invested in business acquisitions in 2004.
     In August of 2004, Bell Canada transferred its investment in MTS to BCH by exchanging all of its 355,346,988 common shares with a carrying value of $7,602 million held by BCH for 355,346,988 new common shares with a carrying value of $7,256 million. This resulted in a decrease in other long-term assets and common shares of $346 million, representing the carrying value of the investment in MTS. The investment in MTS was then transferred to BCE. These transactions were carried out so BCE could use capital loss carryforwards to shelter the gain on the sale of the MTS shares.
     Non-controlling interest declined $392 million in 2004 due to Bell Canada’s purchase of MTS’ 40% interest in Bell West.
     Total shareholders’ equity increased $158 million to $9,678 million in 2004. This was mainly due to the $55 million of net earnings remaining after the dividends we declared on common and preferred shares in 2004.

Cash Flows

We generated free cash flow for the year totalling $556 million or $750 million before restructuring and other items. Compared to 2003, free cash flow was up $163 million, mainly reflecting the $349 million decline in common dividends paid partly offset by higher capital expenditures of $134 million.
     We are targeting positive free cash flow generation in 2005, mainly from recurring sources. Beyond 2005, we anticipate generating higher sustainable free cash flow as we anticipate realizing the full benefit from our expected cost savings and reducing capital spending levels.

The table below is a summary of the flow of cash into and out of Bell Canada in 2004 and 2003.

	2004	2003

Cash from operating activities	5,333	5,366
Capital expenditures	(3,026)	(2,892)
Other investing activities	(15)	47
Cash dividends paid on common shares	(1,559)	(1,908)
Cash dividends paid on preferred shares	(60)	(60)
Cash dividends paid by subsidiaries to non-controlling interest	(117)	(113)
Interest paid on equity-settled notes	–	(47)

Free cash flow	556	393
Business acquisitions	(1,138)	(120)
Business dispositions	2	55
Change in investments accounted for under the cost and equity methods	126	145
Change in advances made to an affiliated company under common control	450	(180)
Capital contribution by BCH	433	3,043
Repayment of equity-settled notes	–	(2,068)
Net repayment of debt instruments	(686)	(2,196)
Financing activities of subsidiaries with third parties	15	2
Cash provided by discontinued operations	–	321
Other financing activities	(124)	(46)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(366)	(651)

CASH FROM OPERATING ACTIVITIES
Cash from operating activities decreased 0.6% or $33 million to $5,333 million in 2004, compared to 2003. This was mainly a result of less favourable changes in working capital that were mostly due to:

  cash savings of $363 million in 2003 generated by using cash tax strategies to consolidate tax losses an increase of $127 million in restructuring payments in 2004 relating to the employee departure program at Bell Canada.
These were partly offset by:
  improved operating performance in 2004 as a result of higher EBITDA and lower interest costs

21    Bell Canada 2004 Financial information

Debt Instruments

We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists mostly of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

Management’s Discussion and Analysis

  a $75 million settlement payment received from MTS in the third quarter of 2004.
CAPITAL EXPENDITURES
We continue to make investments to expand and update our networks and to meet customer demand for new services. Capital expenditures were $3,026 million in 2004, or 18.0% of revenues. This was 4.6% or $134 million higher than capital expenditures of $2,892 million, or 17.4% of revenues, in 2003. The increase reflects a mix of:
  higher spending in the growth areas of the business, such as the migration to one national IP-MPLS network, our VDSL deployment and DSL footprint expansion strategies, and productivity enhancement initiatives lower spending in the legacy areas.

In 2005, we are targeting a slightly higher capital intensity ratio to support our continued investments in our key strategic priorities of enhancing the customer experience, reliable bandwidth and next-generation services. See Our Strategic Priorities.

OTHER INVESTING ACTIVITIES
We did not have any significant other investing activities in 2004.
     Cash from other investing activities of $47 million in 2003 included $34 million of insurance proceeds that Bell ExpressVu received for a power failure on the Nimiq 2 satellite.

BUSINESS ACQUISITIONS
We invested $1,138 million in business acquisitions in 2004. This consisted of:

  our acquisition of MTS’ 40% interest in Bell West in the third quarter for $646 million our acquisition of the Canadian operations of 360networks in the fourth quarter for $293 million other business acquisitions at Bell Canada and Aliant, totalling $199 million.

We invested $120 million in business acquisitions in 2003. This consisted mainly of:

  the purchase of BCE’s 51% interests in BCE Nexxia Corporation for a nominal amount and Fiberco Telecommunications for $27 million in cash
  Bell Globemedia’s 100% interest in Sympatico Inc. for $45 million in cash an additional 30% interest in Connexim, Limited Partnership in the fourth quarter, which increased out total interest to 100%.

BUSINESS DISPOSITIONS
We did not have any significant business dispositions in 2004.
     We received $55 million for business dispositions in 2003. This related to our sale of our 89.9% ownership interest in Certen Inc. in the third quarter. We received $89 million in cash, which was reduced by $34 million Certen had in cash and cash equivalents at the time of sale.

CHANGE IN INVESTMENTS ACCOUNTED FOR UNDER THE COST AND EQUITY METHODS
In the third quarter of 2004, we sold our remaining 3.24% interest in YPG for net cash proceeds of $123 million.
      In the fourth quarter of 2003, we sold a 3.66% interest in YPG for net cash proceeds of $135 million.

CAPITAL CONTRIBUTIONS
In December 2004, $433 million was contributed by BCE to effectively compensate us for the proceeds on the sale of MTS.
      In the first and second quarters of 2003, we received capital contributions of $3,043 million in cash from BCH.

EQUITY INSTRUMENTS
We did not have any significant issues or redemptions of equity instruments in 2004.
      In May 2003, we simplified our capital structure and the capital structure of our parent company, BCH. We did this by carrying out certain transactions, including our repayment of $2,068 million in equity-settled notes that were payable to BCH.

DEBT INSTRUMENTS
We made $686 million in debt repayments (net of issues) in 2004:

  Bell Canada repaid $952 million in debentures
  Aliant repaid $100 million in medium-term notes

Most of the issues were at Bell Canada, which publicly issued $450 million in debentures.
      We made $2.2 billion in debt repayments (net of issues) in 2003. Bell Canada repaid $1.4 billion in debentures. We also repaid $1.2 billion of notes payable and bank advances. The issues were mainly at Bell Canada, which issued $600 million in debentures. As publicly disclosed by Bell Canada at the time of the issue of these debentures, the net proceeds resulting from the issue were used by Bell Canada to repay maturing debt and for general corporate purposes.
      The average annual interest rate on our total debt was approximately 7.3% in 2004 and 2003.
      On February 11, 2005, Bell Canada issued $700 million in Series M-18 Medium Term Note Debentures having a maturity date of February 15, 2017 and a fixed interest rate of 5.00%. Following the issuance, Bell Canada swapped the fixed interest rate to a floating rate. The net proceeds from the issuance of the debentures will be used to repay maturing short-term debt and for general corporate purposes.

CASH RELATING TO DISCONTINUED OPERATIONS
We did not have any discontinued operations in 2004.
     Cash from discontinued operations was $321 million in 2003. This consisted mainly of net cash proceeds of $320 million on Aliant’s sale of its 53.2% interest in Stratos.

22    Bell Canada 2004 Financial information

Credit Ratings

The interest rates we pay are partly based on the quality of our credit ratings, which were all investment grade at March 2, 2005. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade.

Credit Ratings The table below lists our key credit ratings at March 2, 2005.
	S&P(1)	DBRS(2)	MOODY’S(3)

Commercial paper	A-1 (mid)/stable	R-1 (mid)/stable	P-2 stable

Extendable commercial notes	A-1 (mid)/stable	R-1 (mid)/stable	–

Long-term debt	A/stable	A (high)/stable	A3/stable

Preferred shares	P-2 (high)/stable	Pfd-2 (high)/stable	–

(1)	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P)
(2)	Dominion Bond Rating Services Limited (DBRS)
(3)	Moody’s Investors Service, Inc. (Moody’s)

Liquidity

Our plan is to generate enough cash from our operating activities to pay for capital expenditures and dividends. In other words, we are targeting to have positive free cash flow in the short term and in the long term.
      We expect to repay contractual obligations maturing in 2005 and in the long term from cash on hand, from cash generated from our operations or by issuing new debt. Contractual obligations include long-term debt.

CASH REQUIREMENTS
In 2005, we will need cash mainly for capital expenditures, dividend payments, the payment of contractual obligations and other cash requirements.

CAPITAL EXPENDITURES
We spent $3.0 billion on capital expenditures in 2004, representing 18.0% of our revenues for the year. Our target is for capital expenditures to be in the range of 18% to 19% of our total revenues in 2005.

CONTRACTUAL OBLIGATIONS
The table below is a summary of our contractual obligations at December 31, 2004 that are due in each of the next five years and after 2009.
      Long-term debt and notes payable and bank advances include $29 million drawn under our committed credit facilities. They do not include $295 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $1,331 million.
      The imputed interest to be paid on capital leases is $105 million. Rental expense relating to operating leases was $353 million in 2004 and $315 million in 2003.
      Our commitments for capital expenditures include investments to expand and update our networks and to meet customer demand. Other purchase obligations consist mainly of contractual obligations under service contracts.
      Other long-term liabilities included in the table relate to Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2004.
      At December 31, 2004, we had other long-term liabilities that are not included in the table. They consisted of an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
      We did not include the accrued employee benefit liability and future income tax liabilities because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

We did not include deferred revenue and gains on assets because they do not represent future cash payments.

OTHER CASH REQUIREMENTS
Our cash requirements may also be affected by the liquidity risks related to our contingencies, off-balance sheet arrangements and derivative instruments. We may not be able to quantify all of these risks.

OFF-BALANCE SHEET ARRANGEMENTS
 Guarantees – As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions,

						AFTER
	2005	2006	2007	2008	2009	2009	TOTAL

Long-term debt (excluding capital leases)	1,050	512	662	958	1,023	5,715	9,920
Notes payable and bank advances	201	–	–	–	–	–	201
Capital leases	101	68	57	45	31	95	397
Operating leases	334	244	220	207	192	1,290	2,487
Commitments for capital expenditures	59	51	42	–	–	–	152
Other purchase obligations	536	361	220	179	168	392	1,856
Other long-term liabilities (including current portion)	47	55	64	61	74	–	301

TOTAL	2,328	1,291	1,265	1,450	1,488	7,492	15,314

23    Bell Canada 2004 Financial information

Management’s Discussion and Analysis

sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     We cannot reasonably estimate the maximum amount we might be required to pay counter parties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 24 to the consolidated financial statements for more information.

Securitization of accounts receivable – Bell Canada and Aliant have agreements in place to provide us with a less expensive form of financing than debt financing.
      Under the agreements, Bell Canada and Aliant sold interests in pools of accounts receivable to securitization trusts for a total of $1,125 million.
     The total accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable go into default, the full purchase price will have to be returned to the buyers.
     These agreements are an important part of our capital structure and liquidity. If we did not have them, we would have had to finance approximately $1,125 million by issuing debt or equity. See Note 9 to the consolidated financial statements for more information.

DERIVATIVE INSTRUMENTS
We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE common shares. We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
      The carrying value of the outstanding derivative instruments was a net liability of $101 million at December 31, 2004. Their fair values amounted to a net liability of $132 million. See Note 18 to the consolidated financial statements for more information.

LITIGATION
We become involved in various claims and litigation as a part of our business. While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2004, based on information currently available, management believes that these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation.
      You will find a more detailed description of the material claims and litigation pending at December 31, 2004 in the Bell Canada 2004 AIF.

COMMITMENT UNDER THE DEFERRAL ACCOUNT
The deferral account is a mechanism resulting from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $202 million at December 31, 2004. We expect to clear most of this amount in 2005 by implementing various initiatives.

PROVISION FOR CONTRACT LOSS
In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December 2004. We identified cost overruns on the construction contract and recorded an additional provision of $128 million in 2004. Acceptance of the network by the Government of Alberta was initially due by January 24, 2005. Based on discussions with the Government of Alberta, Bell Canada has agreed to have the network completed and accepted by the Government of Alberta by the end of September 2005. There is a risk that we could incur higher than currently anticipated costs in completing the acceptance of the network by the Government of Alberta.

SOURCES OF LIQUIDITY
While we do not expect a cash shortfall in the foreseeable future, we expect to cover any shortfall through the financing facilities we currently have in place.
     These financing facilities, along with our strengthening balance sheet, give us flexibility in carrying out our plans for future growth. If necessary, we can supplement our liquidity sources by issuing additional debt or equity, or by selling non-core assets. We might do this to help finance business acquisitions or for contingencies.
     The table below is a summary of our outstanding lines of credit, bank facilities and commercial paper programs at December 31, 2004.

		NON-
	COMMITTED	COMMITTED	TOTAL

Commercial paper credit lines	960	900	1,860
Other credit facilities	371	321	692

TOTAL	1,331	1,221	2,552

Drawn	324	–	324
Undrawn	1,007	1,221	2,228

Bell Canada and Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit available (net of letters of credit) was $960 million at December 31, 2004.
      Bell Canada and Aliant had $135 million in commercial paper outstanding at December 31, 2004.
      Bell Canada can issue up to $400 million of Class E notes under its commercial paper programs. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2004.
The drawn portion of our total credit facilities includes $295 million in letters of credit under our committed facilities.

24    Bell Canada 2004 Financial information

Risks that Could Affect Our Business

This section describes general risks that could affect us.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.

Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently not aware.

Risks that Could Affect Our Business

Strategies and Plans

We plan to achieve our business objectives through various strategies and plans.
     In 2004, we embarked on our strategy to deliver unrivalled integrated communications to customers across Canada, with an overall objective to take a leadership position in setting the standard in IP for the industry and for our customers. Leveraging the opportunities created by IP-based communications should allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

  deliver an enhanced customer experience with the objective of enabling a significantly lower cost structure at Bell Canada deliver abundant bandwidth to enable all the services of the future with the reliability and security that customers require create the next-generation services to drive future growth.

Our strategic direction involves significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services. This means we will need to be responsive in adapting to these changes. It also means that a shift in employee skills will be necessary.
      We will need to spend capital to implement our strategies and to carry out our plans. However, the actual amounts of capital required and the actual returns from these investments could differ materially from our current expectations.
      If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations.

Economic and Market Conditions

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. When there is a decline in economic growth and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.
      Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing Competition

We face intense competition from traditional competitors, as well as from new entrants to the markets in which we operate. We compete not only with other telecommunications and television service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, system integrators and other companies that deal with, or have access to, customers through various communications networks.
      Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors may emerge from restructurings in the future with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at competitive rates.
      Competition affects our pricing strategies and reduces our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
      We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. Over the past two years, the Governement of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. It is impossible to predict the outcome of the government’s review or to assess how any change in foreign ownership restrictions may affect us because the government has not completed its review of these matters.

WIRELINE AND LONG DISTANCE
We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as inter-exchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. We also expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.
      Technology substitution, and VoIP in particular, has reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.
      Contracts for long distance services to large business customers are very competitive. Customers may choose to switch to competitors that offer lower prices to gain market share and

25    Bell Canada 2004 Financial information

Anticipating Technological Change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles.

Liquidity

Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
      Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built in our business plan.

Management’s Discussion and Analysis

that are less concerned about the quality of service or impact on their earnings.
     These competitive factors suggest that our wireline accesses and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines by building the business for newer growth services, but the margins on newer services will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance will be negatively and materially affected.

INTERNET ACCESS
Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. In particular, competition from cable companies has focused on increased bandwidth and discounted pricing on bundles. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
      In addition, service providers that are funded by regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also result in increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.

WIRELESS
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

VIDEO
Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

Improving Productivity and Containing Capital Intensity

We continue to implement several productivity improvements while containing our capital intensity. There will be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements, reduce costs and manage capital intensity while maintaining the quality of our service. For example, each year between 2002 and 2004, we were required to reduce the price of certain of our services that are subject to regulatory price caps and may be required to do so again in 2005. In addition, we have reduced our prices in some business data services that are not regulated in order to remain competitive and we may have to continue doing so in the future. Our profits will decline if we cannot lower our expenses at the same rate. There would also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
      Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

Anticipating Technological Change

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies and upgrade existing ones.
      We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions were introduced or existing ones extended.
      We are in the process of moving our core circuit-based infrastructure to IP technology. As part of this move, we also plan to discontinue certain services that are based on circuit-based infrastructure. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve improvements as expected.
      There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Liquidity

In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets
  by selling or otherwise disposing of assets.

An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
      Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and credit ratings

26    Bell Canada 2004 Financial information

at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
      Bell Canada and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as backup facilities for issuing commercial paper. There is no assurance that these facilities will be renewed on favourable terms.
      We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of our outstanding debt.
      Our plan in 2005 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2005 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.
      If we cannot raise the capital we need upon acceptable terms, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects.

Making Acquisitions

Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.

Litigation, Regulatory Matters and Changes in Laws

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations (including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes) could also materially and negatively affect us.
      Please see the Bell Canada 2004 AIF for a detailed description of:

  the principal legal proceedings involving us
  certain regulatory initiatives and proceedings affecting us.

     Please also see Changes to Wireline Regulation in this MD&A for a description of certain regulatory initiatives and proceedings that could affect us.

Funding and Control of Subsidiaries

Bell Canada is currently funding, directly or indirectly, and may in the future continue to fund, the operating losses of some of its subsidiaries, but it is under no obligation to continue doing so. If Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
      In addition, Bell Canada does not have to remain the majority holder of, or maintain its current level or nature of ownership in, any subsidiary, unless it has agreed otherwise. The announcement of a decision by Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
      If Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against Bell Canada. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of Bell Canada’s securities. Bell Canada could also have to devote considerable management time and resources in responding to any such claim.

Pension Fund Contributions

Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years.
      The decline in the capital markets in 2001 and 2002, combined with historically low interest rates and early retirement programs recently offered to employees, have significantly reduced the pension fund surpluses. This has negatively affected our net earnings.
      If returns on pension plan assets decline in the future or if interest rates decline further, the surpluses will also continue to decline. This could have a material and negative effect on our results of operations.
     We expect to contribute approximately $200 million to our defined benefit pension plans in 2005, subject to the completion of actuarial valuations. Following the completion of such actuarial valuations, we might have to make contributions to our defined benefit pension plans in 2005, in excess

27    Bell Canada 2004 Financial information

Renegotiating Labour Agreements Approximately 48% of our employees are represented by unions and are covered by collective agreements.

Management’s Discussion and Analysis

of the expected amount of approximately $200 million, which could have a negative effect on our liquidity.

Renegotiating Labour Agreements

The following important collective agreement expires on or before December 31, 2005:

  the collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada representing approximately 10,000 clerical and associated employees, which expires on May 31, 2005. Negotiations have began in March 2005.

Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition. We have established a program to implement a number of measures to help minimize disruptions and seek to ensure that customers continue to receive normal service during labour disruptions. There can be no assurance that a strike, if one occurs, would not disrupt service to our customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.

Events Affecting Our Networks

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Our operations also depend on the timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and operating results.

Software and system upgrades

Many aspects of the BCE group companies’ businesses including, but not limited to, the provision of telecommunication services and customer billing, depend to a large extent on various IT systems and software, which must be improved and upgraded on a regular basis and replaced from time to time. The implementation of system and software upgrades and conversions is a very complex process, which may have several adverse consequences including billing errors and delays in customer service. Any of these events could significantly hurt our customer relationships and businesses and have a material and adverse effect on our results of operations.

Contract with the Government of Alberta

In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December 2004. We identified cost overruns on the construction contract and recorded an additional provision of $128 million in 2004. Acceptance of the network by the Government of Alberta was initially due by January 24, 2005. Based on discussions with the Government of Alberta, Bell Canada has agreed to have the network completed and accepted by the Government of Alberta by the end of September 2005. There is a risk that we could incur higher than currently anticipated costs in completing the acceptance of the network by the Government of Alberta.

Changes to Wireline Regulation

DECISIONS OF REGULATORY AGENCIES
Our business is affected by decisions made by various regulatory agencies, including the CRTC. For example, many of the decisions of the CRTC try to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that such decisions of the CRTC, and in particular the decisions dealing with prices at which we must provide such access, may adversely affect our business and results of operations.

SECOND PRICE CAP DECISION
In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require us to reduce prices for these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality
  effectively froze rates for residential services.

The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period.
     The total balance in Bell Canada’s and Aliant’s deferral accounts at December 31, 2004 was estimated to be approximately $202 million.
     On May 19, 2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval to use some of the funds in its deferral account to implement the following initiatives:

28 Bell Canada 2004 Financial information

Competitor Digital Network Service

The CRTC released Decision 2005-6 on February 3, 2005, regarding Competitor Digital Network (CDN) services. This decision determined the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors.

  expand its broadband services to certain areas that are not economically viable to serve under its commercial broadband program reduce rates for some of its optional local services
  implement network upgrades required to support Bell Canada’s High Probability of Call Completion feature. This feature would give designated calls on the Bell Canada network a higher probability of completion under normal network loads and when the Public Switched Telephone Network (PSTN) is busy and experiencing call blocking conditions.

On January 28, 2005, Aliant filed its proposal for the disposition of any amounts in its deferral account. Its proposal included:

  funding of rate reductions in response to competitive pressures recovery of funds used to deploy telecommunications devices for the deaf for payphones pursuant to a CRTC directive funding E9-1-1 enhancements in Atlantic Canada
  recovery of costs and lost revenue resulting from a number of events that were beyond its control.

It is expected that this proceeding will close in the second half of 2005.
     If the CRTC does not approve these proposals, there is a risk that the funds in Bell Canada’s and Aliant’s deferral accounts could be used in a way that could have a negative financial effect on them.

COMPETITOR DIGITAL NETWORK SERVICE
The CRTC’s decision concerning CDN services includes many changes that will affect both Bell Canada and Aliant as providers of CDN services in their respective operating territories and as a buyers of those services elsewhere in Canada. The CRTC has determined that the scope of CDN services should be broadened from access elements only to also include intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, channelization and co-location links (expanded CDN services). However, other than for the access and link components, the CRTC determined that these expanded CDN services should not be priced as essential facilities but will be priced to include “appropriate mark-ups” so as to encourage competitors to construct their own facilities.
     There are two important financial aspects to note in this decision. First, the reduced prices for the expanded CDN services are to be applied on a going-forward basis only, and Bell Canada will be compensated for the resulting revenue losses from the deferral account. Secondly, Bell Canada will also be compensated through the deferral account, for both the retroactive and the future application of reduced rates for the CDN services currently tariffed. The incumbent telephone companies are required to file the estimated draw-down from the deferral account with the CRTC within 30 days of this decision.

RETAIL QUALITY OF SERVICE INDICATORS
As part of the second price cap decision, incumbent telephone companies are also subject to an interim penalty mechanism for retail quality of service. Under this mechanism, these companies could pay a penalty of up to 5% of their annual revenues from total local retail, business and residential services that are regulated. For Bell Canada, the potential penalty amount could be as much as approximately $262 million annually.
     The interim penalty mechanism covers 13 retail quality of-service-indicators. If a company does not meet the CRTC’s average annual standard for any of these indicators, the penalty could range from $5 million to $20 million for each indicator that is not met on an annual average basis. The amount of penalty payable would be based on how much the actual results for each indicator deviated from the CRTC standard.
     This mechanism is currently under review in the proceeding initiated by Public Notice 2003-3, Retail quality of service rate adjustment plan and related issues, and a decision has not yet been made. Based on actual results year-to-date, we do not expect Bell Canada to face any penalties for the penalty period of July 1, 2004 to June 30, 2005.

DECISION ON INCUMBENT AFFILIATES
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

  all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with us will be available on the public record.
     This decision increased the regulatory burden for Bell Canada and its carrier affiliates at both the wholesale and retail levels. It could also cause some of their large customers to choose another preferred supplier, which could have a material and negative effect on their results of operations. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada has submitted tariffs for CRTC approval for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

29    Bell Canada 2004 Financial information

Licences and Changes to Wireless Regulation

Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.

Management’s Discussion and Analysis

ALLSTREAM AND CALL-NET APPLICATION CONCERNING CUSTOMER-SPECIFIC ARRANGEMENTS
On January 23, 2004, Allstream Corp. (Allstream) and Call-Net Enterprises Inc. (Call-Net) filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements that are currently filed with the CRTC and are not yet approved.
     Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff.
     Bell Canada provided its comments opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. This could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

PUBLIC NOTICE ON CHANGES TO MINIMUM PRICES
 On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the regulated services of incumbent telephone companies and for how they price their services, service bundles and customer contracts. The CRTC sought comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It issued an amended public notice on December 8, 2003. The record of this proceeding was completed with the filing of arguments on June 11, 2004 and reply arguments on June 25, 2004.
     If the CRTC determines the proposals are to be implemented as proposed, we will be required to increase the minimum prices we charge for regulated services. This would negatively limit our ability to compete.

APPLICATION SEEKING CONSISTENT REGULATION
 On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
     On April 7, 2004, the CRTC invited comments on its preliminary views on the regulation of VoIP services and invited interested parties to participate in a public consultation on the regulatory framework for VoIP. The CRTC’s preliminary view is that VoIP services using telephone numbers that conform to the North American Numbering Plan (NANP) and allow subscribers to make or receive calls from any telephone with access to the PSTN are functionally the same as switched telecommunications services. The CRTC’s preliminary conclusion is that when incumbent telephone companies provide VoIP services in their incumbent territories, they should be required to respect their existing tariffs or to file proposed tariffs where required, in order to conform with the regulatory rules that apply. The CRTC also provided preliminary views on 9-1-1 services, message relay service and privacy safeguards provided by local VoIP service providers. Bell Canada provided its comments to the CRTC on June 18, 2004. The CRTC held the public consultation on the regulatory framework for VoIP from September 21 to 23, 2004. Bell Canada filed reply comments on October 13, 2004.
     A decision is expected in the second quarter of 2005. There is a risk that the CRTC might decide to regulate VoIP services provided by us and other incumbent telephone companies but not the VoIP services provided by certain other competitors, cable companies in particular. These proceedings could determine the rules for competition with other service providers and limit our ability to compete in the future.
     The CRTC has included a “Proceeding on Regulatory Symmetry” in its 2005–2006 Work Plan. If cable companies and the incumbent telephone companies are subject to different regulations for similar services, and specifically for similar bundles of services, the incumbent telephone companies would be at a competitive disadvantage which could have a material and negative effect on their revenues and profitability.

Licences for Broadcasting

On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada will be licensed under the same terms and conditions that apply to major cable operators, without any delays or other conditions that would negatively affect its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August 31, 2011. Bell Canada is required to have the terrestrial broadcasting distribution undertakings operational no later than November 18, 2006, unless an extension of time is approved by the CRTC.

Licences and Changes to Wireless Regulation

As a result of an Industry Canada decision, the cellular and PCS licences of Bell Mobility Inc., and of Aliant Telecom Inc. and MT&T Mobility Inc. (two subsidiaries of Aliant), which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on us.
     In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more

30    Bell Canada 2004 Financial information

municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on our operations. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada is now reviewing the report and considering what next steps, if any, it will take, after which it may invite comments from interested parties, including the wireless carriers, on the report and its recommendations. It is not possible to predict at this time if or when any action might be taken on the findings of the report.

Revenue from Major Customers

A significant amount of revenue earned by our Enterprise unit comes from a small number of major customers. If we lose contracts with these major customers and cannot replace them, it could have a material and negative effect on our financial results.

Voluntary Departure Programs

In 2004, we announced an early retirement program and early departure program for our employees. We estimate annual savings of approximately $390 million relating to these programs because of lower salaries, bonuses and non-pension benefits. There is a risk that the amount we expect to save each year from these programs will be lower than expected if, for example, we incur outsourcing, replacement and other costs.

Competition Bureau’s Investigation Concerning System Access Fees

On December 9, 2004, Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees (SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation.
      SAFs are charged on a monthly basis to Bell Mobility cellular subscribers to assist Bell Mobility to recover certain costs associated with its mobile communications network. These costs include maintenance costs, the installation of new equipment, retrofitting of new technologies and fees for spectrum licences. These costs also include the recovery of the contribution tax charged by the CRTC to support telephone services in rural and remote areas of Canada.
      Bell Mobility may be subject to financial penalties by way of fines, administrative monetary penalties, and /or demands for restitution of a portion of the SAFs charged to cellular subscribers if it is found to have contravened the misleading advertising provisions of the Competition Act.

Increased Accidents from Using Cellphones

Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which would negatively affect our business.

Health Concerns about Radio Frequency Emissions

It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on our business.

Bell ExpressVu

Bell ExpressVu currently uses three satellites, Nimiq 1, Nimiq 2 and Nimiq 3, for its video services. Telesat operates or directs the operation of these satellites.
      In order to restore the backup capacity for Bell ExpressVu, which was diminished by the partial failure of Nimiq 2, Telesat reached an agreement with DirecTV for an existing spare in-orbit satellite (Nimiq 3). Telesat received approval from Industry Canada to relocate this satellite to the orbital slots currently occupied by Nimiq 1 or Nimiq 2. In July 2004, the CRTC granted final approval to the agreement between Bell ExpressVu and Telesat to lease the full capacity of Nimiq 3.
      Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities that operate the satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
      Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010.
      Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television

31    Bell Canada 2004 Financial information

Our Accounting Policies
This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes. It also describes the key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.

 Employee Benefit Plans

 We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for some of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.

 Discount Rate
The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.

Management’s Discussion and Analysis

equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
      Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Bell ExpressVu introduced a smart card swap for its authorized digital receivers beginning in 2004, that is designed to block unauthorized reception of Bell ExpressVu signals. The smart card swap is being introduced in phases and is expected to be completed in the second half of 2005. As with any technology-based security system, it is not possible to eliminate with absolute certainty the possibility that security may be compromised at some point in the future.
      On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault that the provisions in the Radiocommunication Act (Canada) making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Canadian Charter of Rights and Freedoms. The Canadian Department of Justice has launched an appeal of this decision to the Superior Court of Québec. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. If this decision is ultimately upheld by the courts and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.

Our Accounting Policies

CRITICAL ACCOUNTING ESTIMATES
 Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in our financial statements. We are also required to continually evaluate the estimates that we use.
      We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
      We consider the estimates described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are highly uncertain.
      Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the audit committee of the board of directors. The audit committee has reviewed these critical accounting estimates.

EMPLOYEE BENEFIT PLANS
We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trend and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.

DISCOUNT RATE
 We determine the appropriate discount rate at the end of every year. Our discount rate was 6.2% at December 31, 2004, a decrease from 6.5% at December 31, 2003. The table below shows the impact on the net benefit plans cost for 2005 and the accrued benefit asset at December 31, 2005 of a 0.5% increase and a 0.5% decrease in the discount rate.

	IMPACT ON NET BENEFIT PLANS COST FOR 2005	IMPACT ON ACCRUED BENEFIT ASSET AT DECEMBER 31, 2005

Discount rate increased to 6.7%
Consumer	(27)	27
Business	(24)	24
Aliant	(12)	12
Other Bell Canada	(12)	12

TOTAL	(75)	75

Discount rate decreased to 5.7%
Consumer	28	(28)
Business	25	(25)
Aliant	10	(10)
Other Bell Canada	12	(12)

TOTAL	75	(75)

Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a lower pension surplus. This means that we may have to increase any cash contributions to the plan.

32    Bell Canada 2004 Financial information

Goodwill Impairment

 We assess the value of goodwill of all reporting units within each of our operating segments every year and when events or changes in circumstances indicate that it might be impaired.

Contingencies

 We become involved in various litigation and regulatory matters as a part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

EXPECTED LONG-TERM RATE OF RETURN

The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds.
      We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on plan assets of 7.5% in 2004, which is the same as it was in 2003. The table below shows the impact on the net benefit plans cost for 2005 and the accrued benefit asset at December 31, 2005 of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets.

	IMPACT ON NET BENEFIT PLANS COST FOR 2005	IMPACT ON ACCRUED BENEFIT ASSET AT DECEMBER 31, 2005

Expected rate of return increased to 8.0%
Consumer	(24)	24
Business	(21)	21
Aliant	(5)	5
Other Bell Canada	(10)	10

TOTAL	(60)	60

Expected rate of return decreased to 7.0%
Consumer	24	(24)
Business	21	(21)
Aliant	5	(5)
Other Bell Canada	10	(10)

TOTAL	60	(60)

Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a lower pension surplus. This means that we may have to increase any cash contributions to the plan.

GOODWILL IMPAIRMENT
 We generally measure for impairment using a projected discounted cash flow method and confirm our assessment using other valuation methods. If the asset’s carrying value is more than its fair value, we record the difference as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of operations.
      We make a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include the assumed growth rates for future cash flows, the numbers of years used in the cash flow model, the discount rate and many others.
      We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
      Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
      We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
      There were no impairment charges recorded in 2004 or 2003.

CONTINGENCIES
 We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
      If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material and negative effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be included in cash from operating activities.
      None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2004. We have not made any significant changes to our estimates in the past two years.

INCOME TAXES
 Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing. Each of our operating segments may be affected.
      Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
      There were no significant changes to the estimates we made in the past two years.

Recent Changes to Accounting Standards and Policies

Please see Note 1 to the consolidated financial statements for more information about the accounting policies we adopted in 2004. These are the result of new accounting standards for:

  impairment of long-lived assets
  asset retirement obligations
  hedging relationships.

Future Changes to Accounting Standards

33    Bell Canada 2004 Financial information

Management’s Discussion and Analysis

FINANCIAL INSTRUMENTS
 The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments – Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.
      These revisions come into effect on January 1, 2005. Because we do not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect our consolidated financial statements.

COMPREHENSIVE INCOME
 The CICA issued section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.
      Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:

  changes in the currency translation adjustment relating to self-sustaining foreign operations unrealized gains or losses on available-for-sale investments.

The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
      Adopting these sections on January 1, 2007 will require us to start reporting the following items in the consolidated financial statements:

  comprehensive income and its components
  accumulated other comprehensive income and its components.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT
 The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement. The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

     This section requires that:

  all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value.
  all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

HEDGES
 The CICA recently issued section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used.
     Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

  changes in the fair value of a hedged item and a hedging item changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item.

Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
      We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

34    Bell Canada 2004 Financial information

Financial statements at a glance

Consolidated financial statements

The financial statements contain our results and financial history for the past two years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. They also include details about our financial results that are not shown in the financial statements.

Management’s report

These financial statements form the basis for all of the financial information that appears in this report.
      The financial statements and all of the information in this report are the responsibility of the management of Bell Canada and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, the shareholders’ auditors, have audited the financial statements.
      Management has prepared the financial statements according to Canadian generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present Bell Canada’s consolidated financial position, results of operations and cash flows.
      Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the audit committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
      The board of directors has appointed an audit committee, which is made up of unrelated and independent directors. The audit committee’s responsibilities include reviewing the financial statements and other information in this report, and recommending them to the board of directors for approval. The internal auditors and the shareholders’ auditors have free and independent access to the audit committee.

35	Management’s report
35	Auditors’ report
36	Statements of operations
36	Statements of retained earnings
37	Balance sheets
38	Statements of cash flows
39	Notes to consolidated financial statements

This section of our report contains the audited consolidated financial statements of Bell Canada and detailed notes with explanations and additional information.

Bell Canada consists of many businesses, including subsidiaries and joint ventures. We present the financial information for all of our holdings as one “consolidated” company.

Except in the auditor’s report, we, us and our mean Bell Canada, its subsidiaries and joint ventures.

		MICHAEL J. SABIA Chief Executive Officer March 2, 2005	SIIM A. VANASELJA Chief Financial Officer	KARYN A. BROOKS Vice-President and Controller

Auditors’ report

To the shareholders of Bell Canada:
      We have audited the consolidated balance sheets of Bell Canada as at December 31, 2004 and 2003, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of Bell Canada’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Bell Canada as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants
Montréal, Canada

March 2, 2005

35    Bell Canada 2004 Financial information

Consolidated statements of operations

FOR THE YEAR ENDED DECEMBER 31 (IN $ MILLIONS)	NOTES	2004	2003

OPERATING REVENUES		16,787	16,614
Operating expenses		(9,676)	(9,613)
Amortization expense		(2,962)	(2,970)
Net benefit plans cost	21	(235)	(181)
Restructuring and other items	4	(1,219)	(14)

TOTAL OPERATING EXPENSES		(14,092)	(12,778)

OPERATING INCOME		2,695	3,836
Other income	5	183	217
Interest expense	6	(863)	(945)

PRE-TAX EARNINGS FROM CONTINUING OPERATIONS		2,015	3,108
Income taxes	7	(506)	(787)
Non-controlling interest		9	(53)

EARNINGS FROM CONTINUING OPERATIONS		1,518	2,268
Discontinued operations	8	–	59

NET EARNINGS BEFORE EXTRAORDINARY GAIN		1,518	2,327
Extraordinary gain	3	69	–

Net earnings		1,587	2,327
Dividends on preferred shares		(60)	(58)
Interest on equity-settled notes		–	(25)

NET EARNINGS APPLICABLE TO COMMON SHARES		1,527	2,244

Consolidated statements of retained earnings

FOR THE YEAR ENDED DECEMBER 31 (IN $ MILLIONS)	NOTES	2004	2003

Balance at beginning of year, as previously reported		313	118
Accounting policy change for asset retirement obligations	1	(7)	(7)

BALANCE AT BEGINNING OF YEAR, AS RESTATED		306	111
Consolidation of variable interest entity	1	–	(25)
Net earnings		1,587	2,327
Dividends declared on common shares		(1,472)	(2,022)
Dividends declared on preferred shares		(60)	(58)
Interest on equity-settled notes		–	(25)
Other		–	(2)

BALANCE AT END OF YEAR		361	306

36    Bell Canada 2004 Financial information

Consolidated balance sheets

AT DECEMBER 31 (IN $ MILLIONS)	NOTES	2004	2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents		32	398
Notes receivable from related parties	22	–	450
Accounts receivable	9	1,607	1,711
Other current assets	10	964	499

TOTAL CURRENT ASSETS		2,603	3,058
CAPITAL ASSETS	11	19,501	19,276
OTHER LONG-TERM ASSETS	12	2,592	3,526
INDEFINITE-LIFE INTANGIBLE ASSETS	13	796	796
GOODWILL	14	2,174	1,586

TOTAL ASSETS		27,666	28,242

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities		2,948	2,582
Interest payable		147	158
Dividends payable		387	471
Debt due within one year	15	1,352	1,165

TOTAL CURRENT LIABILITIES		4,834	4,376
LONG-TERM DEBT	16	9,166	10,024
OTHER LONG-TERM LIABILITIES	17	2,753	2,695

TOTAL LIABILITIES		16,753	17,095

NON-CONTROLLING INTEREST		1,235	1,627

COMMITMENTS AND CONTINGENCIES	23

SHAREHOLDERS’ EQUITY
PREFERRED SHARES	19	1,100	1,100
COMMON SHAREHOLDER’S EQUITY
Common shares	19	7,689	7,602
Contributed surplus	19	528	512
Retained earnings		361	306

TOTAL COMMON SHAREHOLDER’S EQUITY		8,578	8,420

TOTAL SHAREHOLDERS’ EQUITY		9,678	9,520

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		27,666	28,242

On behalf of the board of directors:
Director	Director

37    Bell Canada 2004 Financial information

Consolidated statements of cash flows

FOR THE YEAR ENDED DECEMBER 31 (IN $ MILLIONS)	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Earnings from continuing operations	1,518	2,268
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	2,962	2,970
Net benefit plans cost	235	181
Restructuring and other items	1,219	14
Net gains on investments	(117)	(106)
Future income taxes	(148)	198
Non-controlling interest	(9)	53
Contributions to employee pension plans	(87)	(142)
Other employee future benefit plan payments	(81)	(87)
Payments of restructuring and other items	(251)	(124)
Operating assets and liabilities	92	141

CASH FLOWS FROM OPERATING ACTIVITIES	5,333	5,366

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(3,026)	(2,892)
Business acquisitions	(1,138)	(120)
Business dispositions	2	55
Change in investments accounted for under the cost and equity methods	126	145
Increase (decrease) in advances made to an affiliated company under common control	450	(180)
Other	(15)	47

CASH FLOWS FROM INVESTING ACTIVITIES	(3,601)	(2,945)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in notes payable and bank advances	167	(1,161)
Issue of long-term debt	461	717
Repayment of long-term debt	(1,314)	(1,752)
Repayment of equity-settled notes	–	(2,068)
Contribution of capital	433	3,043
Issue of equity securities/partnership units and convertible debentures by subsidiaries to non-controlling interest/BCE Inc.	40	110
Redemption of equity securities by subsidiaries from non-controlling interest	(25)	(108)
Cash dividends paid on common shares	(1,559)	(1,908)
Cash dividends paid on preferred shares	(60)	(60)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(117)	(113)
Interest paid on equity-settled notes	–	(47)
Other	(124)	(46)

CASH FLOWS FROM FINANCING ACTIVITIES	(2,098)	(3,393)

Cash used in continuing operations	(366)	(972)
Cash provided by discontinued operations	–	321

Net decrease in cash and cash equivalents	(366)	(651)
Cash and cash equivalents at beginning of year	398	1,049

CASH AND CASH EQUIVALENTS AT END OF YEAR	32	398

38    Bell Canada 2004 Financial information

All amounts are in millions of Canadian dollars, except where noted.

Notes to consolidated financial statements

Note 1 – Significant accounting policies

Basis of presentation

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).
     We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.

Comparative figures

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for previous periods to reflect the adoption of section 3110 of the Canadian Institute of Chartered Accountants (CICA) Handbook, Asset Retirement Obligations, effective January 2004, as described under Recent Changes to Accounting Standards.

Using estimates

When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities.
Actual results could be different from these estimates.

Recognizing revenue

We recognize operating revenues when they are earned, specifically when:

  services are provided or products are delivered to customers there is clear proof that an arrangement exists
  amounts are fixed or can be determined
  our ability to collect is reasonably assured.
In particular, we recognize:
  fees for long distance and wireless services, and other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, when we provide the services or over the term of the contract subscriber revenue when customers receive the service
  advertising revenue when advertisements are aired, or printed and distributed revenue from the sale of equipment when the equipment is delivered to customers and accepted revenue on long-term contracts as services are provided, equipment is delivered and accepted, or contract milestones are met.

When a transaction involves more than one product or service, we allocate revenue to each based on its relative fair value.
     We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to customers. Otherwise, we recognize the net amount that we keep as revenue.
     We accrue an estimated amount for sales returns, based on our past experience, when revenue is recognized.
     We record payments we receive in advance as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.

Cash and cash equivalents

We generally classify highly liquid investments with a short-term maturity of three months or less as Cash and cash equivalents.

39    Bell Canada 2004 Financial information

Equity method

An investment is initially recorded at cost and adjustments are made to include our share of the investment’s net earnings or losses. These adjustments are included in our net earnings. The amount of our investment is reduced by the amount of dividends received or receivable from the investment.

Cost method

The investment is recorded at cost. Dividends received or receivable from the investment are included in our net earnings.

Notes to consolidated financial statements

Note 1 – Significant accounting policies (cont’d)

Securitization of accounts receivable

We consider a transfer of accounts receivable to be a sale when we give up control of them in exchange for proceeds from a trust (other than our retained beneficial interest in the accounts receivable).
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows, which we project using management’s best estimates of discount rates, weighted-average life of accounts receivable, credit loss ratios and other key assumptions. We recognize a loss on this kind of transaction, which is included in Other income. The loss partly depends on the carrying amount of the accounts receivable that are transferred. We allocate this amount to accounts receivable sold, or to our retained interest, according to its relative fair value on the day the transfer is made.
     Accounts receivable are transferred on a fully-serviced basis. As a result, we:

  recognize a servicing liability on the day accounts receivable are transferred to the trust amortize this liability to earnings over the expected life of the transferred accounts receivable.
Capital assets

We carry capital assets at cost, less accumulated amortization. Most of our telecommunications assets are amortized using the group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets on a straight-line basis over the estimated useful lives of the assets. We review the estimates of the useful lives of the assets every year and adjust them if needed.

ESTIMATED USEFUL LIFE

Telecommunications assets	10 to 25 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Satellites	10 to 15 years
Finite-life intangible assets
Software	3 to 7 years
Customer relationships	5 to 40 years

We capitalize construction costs, labour and overhead (including interest) related to assets we build or develop.
      We capitalize some of the costs of developing or buying software for internal use. We expense software maintenance and training costs when they are incurred. The expense is included in Operating expenses in the statement of operations.
      We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the asset’s fair value based on discounted cash flows expected from its use and disposition, from its carrying value. Any excess is deducted from earnings.

Accounting for investments

We use the following methods to account for investments that are not consolidated or proportionately consolidated in our financial statements:

  the equity method for our investments in companies where we have a significant influence on their operating, investing and financing activities the cost method for our investments in all other companies.

We include investments in Other long-term assets on the balance sheet. Earnings from investments are included in Other income in the statement of operations.
      We expense declines in the fair values of our investments when management considers them to be longer term. The expense is included in Other income in the statement of operations.

Costs of issuing debt and equity

The costs of issuing debt are capitalized in Other long-term assets. They are amortized on a straight-line basis over the term of the related debt and are included in Interest expense in the statement of operations. The costs of issuing equity are reflected in the statement of retained earnings.

40    Bell Canada 2004 Financial information

Goodwill

Goodwill is created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.

Translation of foreign currencies

The way we account for a foreign operation depends on whether it is self-sustaining or integrated. A self-sustaining foreign operation is largely independent of the parent company. An integrated foreign operation depends on the parent company to finance or run its operations.

Indefinite-life intangible assets

Our indefinite-life intangible assets consist mainly of spectrum licences. We assess these assets for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that an asset might be impaired. We calculate the impairment by deducting the asset’s fair value, based on estimates of discounted future cash flows or other valuation methods, from its carrying value. Any excess is deducted from earnings.

Goodwill

We assess goodwill of individual reporting units for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired. We assess goodwill for impairment in two steps:

  we identify a potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value to all of its assets and liabilities, based on their fair values. The amount that the fair value of the reporting unit exceeds the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.
  we determine if there is an impairment by comparing the carrying value of goodwill to its fair value. Any excess is deducted from earnings.
Translation of foreign currencies

SELF-SUSTAINING FOREIGN OPERATIONS

For self-sustaining foreign operations, we use:

  the exchange rates on the date of the balance sheet for assets and liabilities the average exchange rates during the year for revenues and expenses.

Translation exchange gains and losses are reflected as a currency translation adjustment in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we recognize a portion of the currency translation adjustment in earnings.

INTEGRATED FOREIGN OPERATIONS

For integrated foreign operations, we use:

  the exchange rates on the date of the balance sheet for monetary assets and liabilities, such as cash, accounts receivable and payable, and long-term debt the historical exchange rates for non-monetary assets and liabilities, such as capital assets the average exchange rates during the year for revenues and expenses.

Translation exchange gains and losses are included in Other income in the statement of operations.

DOMESTIC TRANSACTIONS AND BALANCES IN FOREIGN CURRENCIES

For domestic transactions made in foreign currencies, we use:

  the exchange rates on the date of the balance sheet for monetary assets and liabilities the historical exchange rates for non-monetary assets and liabilities the average exchange rates during the year for revenues and expenses.

Translation exchange gains and losses are included in Other income in the statement of operations.

Derivative financial instruments

We use various derivative financial instruments to hedge against:

  interest rate risk
  foreign exchange rate risk
  changes in the price of BCE Inc. (BCE) common shares relating to special compensation payments (SCPs).

41    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 1 – Significant accounting policies (cont’d)

We do not use derivative financial instruments for speculative or trading purposes.
      We document all relationships between derivatives and the items they hedge, and our risk management objective and strategy for using various hedges. This process includes linking every derivative to:

  a specific asset or liability on the balance sheet, or
  a specific net investment in self-sustaining foreign operations, or a specific firm commitment, or
  an anticipated transaction.

We assess how effective derivatives are in managing risk when the hedge is put in place, and on an ongoing basis. If a hedge becomes ineffective, we stop using hedge accounting.
      We follow these policies when accounting for derivatives:

  foreign exchange translation gains or losses on the net investment in foreign subsidiaries are recorded as a currency translation adjustment. Any realized or unrealized gains or losses on instruments covering the net investment are also recognized as a currency translation adjustment deferred gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item is sold or when the anticipated transaction is ended early gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the transaction takes place derivatives that are economic hedges, but do not qualify for hedge accounting, are recognized at fair value. We record the change in fair value in earnings any premiums paid for financial instruments are deferred and expensed to earnings over the term of the contract any forward premiums or discounts on forward foreign exchange contracts that are used to hedge long-term debt denominated in foreign currencies are amortized as an adjustment to interest expense over the term of the forward contract.

The following describes our policies for specific kinds of derivatives.

INTEREST RATE SWAP AGREEMENTS
We use interest rate swap agreements to help manage the fixed and floating interest rate mix of our total debt portfolio. These agreements often involve exchanging interest payments without exchanging the notional principal amount that the payments are based on. We record the exchange of payments as an adjustment of interest expense on the hedged debt. We include the related amount payable or receivable from counterparties in Other long-term assets or liabilities.

FOREIGN CURRENCY SWAP AGREEMENTS
We use foreign currency swap agreements to manage the foreign exchange rate exposure of some of our debt that is denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay interest and/or principal on the foreign currency risk. We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or liabilities.

Forward contracts

We use forward contracts to manage:

  the exchange rate exposure of some of our debt denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay the principal in the foreign currency.
  the exposure to anticipated forecasted transactions denominated in foreign currencies. We designate these agreements as hedges of future cash flows.
  changes in the price of BCE common shares relating to SCPs.

We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or liabilities.

42    Bell Canada 2004 Financial information

Curtailment

A curtailment is a significant reduction in plan benefits that can result when a DB pension plan is amended or restructured. Types of curtailments include:

  a reduction in the expected number of years of future service of active employees the elimination of the right to earn defined benefits for some or all of the future service of employees.
Settlement

A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.

Employee benefit plans

(I) DEFINED BENEFIT PLANS
We maintain defined benefit (DB) plans that provide pension benefits for some of our employees. Benefits are based on the employee’s length of service and average rate of pay during his or her last five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
      We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We also provide other future benefits to some of our employees, including:

  health-care and life insurance benefits during retirement
  other post-employment benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We do not fund the other employee future benefit plans.
      We accrue our obligations and related costs under employee benefit plans, net of the fair value of plan assets. Pension and other retirement benefit costs are determined using:

  the projected benefit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality bonds with maturities that match the timing and benefits expected to be paid by the plans management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected health-care costs.

We value pension plan assets at fair value, which is determined using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted average of the fair value of the pension plan assets.
      We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment. This represents the period that we expect to realize economic benefits from the amendments.
      Transitional assets and obligations that arose upon implementation of new accounting standards for employee future benefits are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.
      We use the corridor approach to recognize actuarial gains and losses into earnings. First we deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses based on a market-related value basis. Then we amortize the excess over the average remaining service period of active employees. At the end of 2004, this ranges from approximately 10 to 17 years, with a weighted average period of 14 years.
      When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.
      December 31 is the measurement date for most of our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The last actuarial valuation of most of our pension plans was performed on January 1, 2003.

(II) DEFINED CONTRIBUTION PLANS
Some of our subsidiaries offer defined contribution (DC) plans that provide certain employees with pension benefits.
      In January 2005, Bell Canada introduced a DC pension plan for its employees. Current employees had the option of retaining their DB coverage or switching to the new DC coverage.
     Going forward, most new employees will participate in the DC pension arrangements.
      We recognize a pension cost for DC plans when the employee provides service to the company, essentially coinciding with the cash contributions to the plan.

43    Bell Canada 2004 Financial information

Black-Scholes option pricing model

The Black-Scholes option pricing model is a financial model we use to calculate the weighted-average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.

Notes to consolidated financial statements

Note 1 – Significant accounting policies (cont’d)

Income taxes

Current income tax expense is the estimated income taxes payable for the current year before any refunds or the use of losses incurred in previous years. We use the asset and liability method to account for future income taxes. Future income taxes reflect:

  the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, on an after-tax basis the benefit of losses and non-refundable tax credits that will more likely than not be realized and carried forward to future years to reduce income taxes.

We calculate future income taxes using the rates enacted by tax law and those substantively enacted. A tax law is substantively enacted when it has been tabled in the legislature but may not have been passed into law. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Subscriber acquisition costs

We expense all subscriber acquisition costs when services are activated.

Stock-based compensation plans

Bell Canada’s stock-based compensation plans include employee savings plans (ESPs), restricted share units (RSUs) and long-term incentive plans. Before 2000, the long-term incentive plans often included SCPs.
      Starting in 2004, we made a number of prospective changes to the key features in our stock-based compensation plans, including:

  the value of the long-term incentive plans where stock options are granted was reduced to account for the introduction of a new mid-term incentive plan that uses RSUs setting specific performance targets that must be met before the option can be exercised.

We credit to share capital any amount employees pay when they exercise their stock options or buy shares. We recognize the contributions Bell Canada makes under ESPs as compensation expense. We also recognize compensation expense or recovery relating to SCPs.

RSUs
For each RSU granted we record a compensation expense that equals the market value of a BCE common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for future changes in the market value of BCE common shares until the vesting date. The cumulative effect of the change in value is recognized in the period of the change. Vested RSUs will be paid in BCE common shares purchased on the open market or in cash, as the holder chooses, as long as minimum share ownership requirements are met.

STOCK OPTIONS
Effective January 2003, we use the fair-value based method to account for employee stock options and the Black-Scholes option pricing model to measure the compensation expense of options. This method is used for options granted on or after January 1, 2002. For options that contain specific performance-based targets, this is reflected in the calculation of the weighted-average fair value per option granted.

Recent changes to accounting standards

ASSET RETIREMENT OBLIGATIONS
Effective January 1, 2004, we retroactively adopted section 3110 of the CICA Handbook, Asset Retirement Obligations. This section describes how to recognize and measure liabilities related to the legal obligations of retiring property, plant and equipment.
      These obligations are initially measured at fair value and are adjusted for any changes resulting from age, and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related assets and is amortized into earnings over time.

44    Bell Canada 2004 Financial information

     The impact on our consolidated statements of operations for the year ended December 31, 2004 and the comparative periods was negligible. At December 31, 2003 and 2002, this resulted in:

  an increase of $6 million in capital assets
  an increase of $17 million in other long-term liabilities
  a decrease of $4 million in future income tax liabilities
  a decrease of $7 million in retained earnings.

IMPAIRMENT OF LONG-LIVED ASSETS
Effective January 1, 2004, we adopted section 3063 of the CICA Handbook, Impairment of Long-Lived Assets. Adopting this section affects how we recognize, measure and disclose the impairment of long-lived assets.
      An impairment loss is recognized on a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and disposition.
      Before January 1, 2004, the amount of the loss was determined by deducting the asset’s net recoverable amount (based on undiscounted cash flows expected from its use and disposition) from its carrying value.
      After January 1, 2004, the amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows expected from its use and disposition) from its carrying value.

HEDGING RELATIONSHIPS
Effective January 1, 2004, we adopted Accounting Guideline 13, Hedging Relationships. The guideline specifies when hedge accounting can be used, and includes requirements for documenting and designating hedge relationships. It also requires companies to regularly and frequently assess the effectiveness of these hedging relationships. The guideline does not change the method of accounting for derivative instruments in hedging relationships.
      Adopting this guideline did not affect our consolidated financial statements. All outstanding hedges that previously qualified for hedge accounting continue to qualify for hedge accounting under this guideline.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
Effective July 1, 2003, we adopted Accounting Guideline 15, Consolidation of Variable Interest Entities, on a retroactive basis without a restatement of previous periods. This resulted in an increase of $25 million in the deficit at July 1, 2003. At December 31, 2004 we had no interest in these types of entities.

Future changes to accounting standards

FINANCIAL INSTRUMENTS
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments – Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.
      These revisions come into effect on January 1, 2005. Because we do not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect our consolidated financial statements.

COMPREHENSIVE INCOME
The CICA issued section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.
      Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:

  changes in the currency translation adjustment relating to self-sustaining foreign operations unrealized gains or losses on available-for-sale investments.

The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
      Adopting these sections on January 1, 2007 will require us to start reporting the following items in the consolidated financial statements:

  comprehensive income and its components
  accumulated other comprehensive income and its components.

45    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 1 – Significant accounting policies (cont’d)

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT
The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement. The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
      This section requires that:

  all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value.
  all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

HEDGES
The CICA recently issued section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used.
      Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

  changes in the fair value of a hedged item and a hedging item changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item.

Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
      We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

Note 2 – Segmented information

In the first quarter of 2004, we changed our internal organizational structure and started reporting our results of operations under four segments: Consumer, Business, Aliant and Other Bell Canada. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
      The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
      The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada.
      The Aliant segment provides local telephone, long distance, wireless, data (including Internet access), and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant). At December 31, 2004, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.
      The Other Bell Canada segment includes Bell Canada’s Wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our Wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories. At December 31, 2004, Bell Canada owned 100% of Northwestel and 63% of Télébec and NorthernTel. The Bell Nordiq Income Fund owned the remaining 37%.
      In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries except for Aliant are included in the Other Bell  Canada segment and not allocated to the Consumer or Business segments.

46    Bell Canada 2004 Financial information

The accounting policies used by the segments are the same as those we describe in Note 1, Significant Accounting Policies. Segments negotiate sales with each other as if they were unrelated parties.
      We measure the profitability of each segment based on its operating income.
      Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.

The table below is a summary of financial information by segment.
FOR THE YEAR ENDED DECEMBER 31, 2004	CONSUMER	BUSINESS	ALIANT	OTHER BELL CANADA	INTER- SEGMENT ELIMINATIONS	CONSOLIDATED

Operating revenues
External customers	7,446	5,702	1,895	1,744	–	16,787
Inter-segment	56	149	138	195	(538)	–

TOTAL OPERATING REVENUES	7,502	5,851	2,033	1,939	(538)	16,787

OPERATING INCOME (LOSS)	2,119	896	268	(588)	–	2,695
Other income						183
Interest expense						(863)
Income taxes						(506)
Non-controlling interest						9

EARNINGS FROM CONTINUING OPERATIONS						1,518

SEGMENT ASSETS	10,265	11,678	3,179	2,544	–	27,666
INVESTMENTS AT EQUITY	–	–	–	4	–	4
CAPITAL EXPENDITURES	(1,481)	(898)	(295)	(352)	–	(3,026)

FOR THE YEAR ENDED DECEMBER 31, 2003
Operating revenues
External customers	7,148	5,678	1,909	1,879	–	16,614
Inter-segment	55	149	150	136	(490)	–

TOTAL OPERATING REVENUES	7,203	5,827	2,059	2,015	(490)	16,614

OPERATING INCOME	2,019	781	415	621	–	3,836
Other income						217
Interest expense						(945)
Income taxes						(787)
Non-controlling interest						(53)

EARNINGS FROM CONTINUING OPERATIONS						2,268

SEGMENT ASSETS	10,580	9,881	3,334	4,447	–	28,242
INVESTMENTS AT EQUITY	–	–	–	381	–	381
CAPITAL EXPENDITURES	(1,287)	(936)	(333)	(336)	–	(2,892)

47    Bell Canada 2004 Financial information

Infostream is a systems and storage technology firm that provides networking solutions for voice over Internet protocol (VoIP), storage area networks and network management.

Charon is a full-service IT solutions provider that specializes in server-based computing, systems integration, IT security, software development and IT consulting.

Elix offers technology consulting, integration and implementation of call routing and management systems, IT application integration, and design and implementation of electronic voice-driven response systems.

Notes to consolidated financial statements

Note 3 – Business acquisitions and dispositions

The consolidated statements of operations include the results of acquired businesses from the date they were purchased.

Business acquisitions

We made a number of business acquisitions in 2004, including:

  Canadian operations of 360networks Corporation (360networks) – In November 2004, Bell Canada acquired the Canadian operations of 360networks, a telecommunications service provider. The purchase included the shares of 360networks’ subsidiary GT Group Telecom Services Corporation and certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). For a share of the revenues, Bell Canada now provides to Call-Net network facilities and other operations and support services so Call-Net can service its new customer base. The fair value of the net assets acquired exceeded the purchase price. For accounting purposes, the excess was eliminated by:
    reducing the amounts assigned to the acquired non-monetary assets to nil recognizing the balance of $69 million as an extraordinary gain in our consolidated statement of operations.
  DownEast Mobility Limited (DownEast) – In October 2004, Aliant acquired 100% of the outstanding shares of DownEast, a communication solutions retailer.
  Bell West – In August 2004, Bell Canada acquired Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West. Bell Canada now owns 100% of Bell West.
  Infostream Technologies Inc. (Infostream) – In May 2004, Bell Canada acquired 100% of the outstanding shares of Infostream.
  Charon Systems Inc. (Charon) – In May 2004, Bell Canada acquired 100% of the assets of Charon.
  Elix Inc. (Elix) – In March 2004, Bell Canada acquired 75.8% of the outstanding shares of Elix.
  Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp. (U.S.) (collectively Accutel) – In February 2004, Bell Canada acquired 100% of the outstanding shares of Accutel, which provides teleconferencing services.

Of the goodwill acquired in 2004, $30 million was deductible for tax purposes.

48    Bell Canada 2004 Financial information

The table below provides a summary of all business acquisitions made in 2004. The purchase price allocation for all 2004 acquisitions is based on estimates. The final purchase price allocation for each business acquisition is expected to be completed within 12 months of the acquisition date.

	CANADIAN OPERATIONS OF 360NETWORKS	40% INTEREST IN BELL WEST	ALL OTHER BUSINESS ACQUISITIONS	TOTAL

CONSIDERATION RECEIVED:
Non-cash working capital	(9)	–	10	1
Capital assets	–	(15)	33	18
Other long-term assets	429	5	13	447
Goodwill	–	395	193	588
Long-term debt	–	–	–	–
Other long-term liabilities	(58)	–	(2)	(60)
Non-controlling interest	–	261	–	261

	362	646	247	1,255
Bank indebtedness at acquisition	–	–	(4)	(4)

NET ASSETS ACQUIRED	362	646	243	1,251

EXTRAORDINARY GAIN	69			69

Consideration given:
Cash	283	645	193	1,121
Acquisition costs	10	1	2	13
Future cash payment	–	–	4	4
Issuance of 582,081 Aliant common shares			15	15
Non-cash	–	–	29	29

	293	646	243	1,182

Business disposition

SALE OF CERTEN INC. (CERTEN)
On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen to a subsidiary of Amdocs Limited for $89 million in cash.
      The carrying value of Certen’s net assets was $159 million at the time of the sale. Certen had total assets of $450 million, including $34 million in cash and cash equivalents, and total liabilities of $291 million. At the time of the sale, Bell Canada extended the remaining term of its contract with Certen and Amdocs Limited from four years to seven years for the outsourcing of billing operations and the development of customer care and billing solutions.
      Bell Canada received a perpetual right to use and modify the intellectual property relating to the billing system. It recorded the perpetual right as an intangible asset of $494 million that will be amortized against earnings over the remaining life of the contract.
      Bell Canada recorded a liability of $392 million. This represented its future payments to Certen over the remaining life of the contract for the development of Bell Canada’s billing system. This liability will be reduced as Bell Canada makes payments to Certen.
      The future income tax liability relating to the intangible asset and long-term liability was $32 million. The transaction did not result in any gain or loss for Bell Canada. Before the sale, Certen’s results of operations were presented in the Other Bell Canada segment.

49    Bell Canada 2004 Financial information

Notes to consolidated financial statements Note 4 – Restructuring and other items
	2004	2003

Employee departure programs	(1,063)	–
Provision for contract loss	(128)	–
Settlement with MTS	75	–
Other charges	(103)	(14)

RESTRUCTURING AND OTHER ITEMS	(1,219)	(14)

2004

EMPLOYEE DEPARTURE PROGRAM – BELL CANADA
In 2004, we recorded a pre-tax charge of $985 million related to the employee departure program that Bell Canada announced in June 2004. The cost was included in the Other Bell Canada segment. The program consisted of two phases:

  an early retirement plan; 3,965 employees chose to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits a departure plan; 1,087 employees chose to receive a special cash allowance.

Almost all of the employees who chose to take advantage of the program left Bell Canada in 2004. The rest will leave during 2005.
     We also recorded a pre-tax charge of $11 million for relocating employees and closing real estate facilities that are no longer needed because of the employee departure program. We expect to spend approximately $65 million in the future for similar costs that will be expensed as incurred.

EMPLOYEE DEPARTURE PROGRAM – ALIANT
Aliant recorded a pre-tax charge of $67 million. Under the plan, 693 employees chose to receive a cash allowance. The program is expected to be completed by the end of 2005.
      The table below provides a summary of the costs recognized in 2004, as well as the corresponding liability at December 31, 2004.

	BELL CANADA	ALIANT	CONSOLIDATED

Employee departure program costs	985	67	1,052
Less:
Cash payments	(194)	–	(194)
Pension and other post-retirement benefits applied to:
Other long-term assets	(660)	–	(660)
Other long-tem liabilities	(11)	–	(11)

BALANCE IN ACCOUNTS PAYABLE AND ACCRUED LIABILITIES AT DECEMBER 31, 2004	120	67	187

PROVISION FOR CONTRACT LOSS
In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in  December 2004. We identified cost overruns on the construction contract and recorded an additional provision of $128 million in 2004.

SETTLEMENT WITH MTS
On May 20, 2004, Bell Canada filed a lawsuit against MTS after MTS announced it would purchase Allstream Inc. (Allstream). Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages related to the same announcement.
      On June 30, 2004, BCE reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada for unwinding various commercial agreements. This settlement was recordedin the second quarter of 2004 and received on August 3, 2004.
  the removal of contractual competitive restrictions to allow Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after receiving the $75 million payment.

50    Bell Canada 2004 Financial information

  a premium payment to us by MTS in the event there is a change in control of MTS before 2006. The payment will equal the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction.

On August 1, 2004, the MTS shares were transferred from Bell Canada to BCE as part of a corporate reorganization. The purpose of this reorganization was to ensure that capital loss carryforwards at BCE would be available to be utilized against the gain on the sale of the MTS shares. See Note 19, Share capital, for more information.

OTHER CHARGES
During 2004, we recorded other pre-tax charges totalling $103 million. These costs consisted mostly of future lease costs for facilities that were no longer needed, asset write-downs and other provisions, net of a reversal of previously recorded restructuring charges that were no longer necessary because of the introduction of a new employee departure program.

2003

RESTRUCTURING OF XWAVE SOLUTIONS INC.
Aliant recorded a pre-tax restructuring charge of $15 million in 2003. This was a result of a restructuring plan at its subsidiary Xwave Solutions Inc. Costs associated with the restructuring include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. The restructuring was completed in 2004.

BELL CANADA CHARGES
In 2003, Bell Canada recorded other charges of $65 million that related to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of the restructuring charges recorded in 2002, which were no longer necessary because fewer employees were terminated than expected. This was because of an increase in the number of employees being transferred to other positions within Bell Canada.

Note 5 – Other income	2004	2003

Net gains on investments	117	106
Interest income	53	87
Foreign currency gains (losses)	(2)	19
Other	15	5

OTHER INCOME	183	217

In 2004, net gains on investments of $117 million was mainly from a gain of $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million. Capital loss carryforwards were available to be utilized against the taxes on the gains on sale.
      Net gains on investments of $106 million in 2003 were mainly from:

  a $120 million gain from the sale of a 3.66% interest in YPG General Partner Inc. for net proceeds of $135 million in cash a $14 million loss from the write-down of a number of our cost-accounted investments.

Note 6 – Interest expense
	2004	2003

Interest expense on long-term debt	(830)	(900)
Interest expense on other debt	(33)	(45)

TOTAL INTEREST EXPENSE	(863)	(945)

51    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 7 – Income taxes

The table below is a reconciliation of income tax expense at Canadian statutory rates of 34.3% in 2004 and 35.4% in 2003, and the amount of reported income tax expense in the statements of operations.

	2004	2003

Income taxes computed at statutory rates	691	1,100
Savings from loss utilization transactions	(179)	(363)
Net gains on investments	(40)	(48)
Large corporations tax	31	43
Other	3	55

TOTAL INCOME TAX EXPENSE	506	787

The table below shows the significant components of income tax expense relating to earnings from continuing operations.
	2004	2003

Current income taxes	654	589
Future income taxes
Utilization (recognition) of loss carryforwards	(6)	180
Change in statutory rate	2	9
Change in temporary differences and other	(144)	9

TOTAL INCOME TAX EXPENSE	506	787

The table below shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.
	2004	2003

Non-capital loss carryforwards	563	180
Capital loss carryforwards	13	12
Capital assets	(152)	(68)
Employee benefit plans	(54)	(298)
Investment tax credits carryforwards	126	–
Other	(20)	77

TOTAL FUTURE INCOME TAXES	476	(97)

Future income taxes are comprised of:
Future income tax asset – current portion	456	116
Future income tax asset – long-term portion	311	224
Future income tax liability – current portion	(16)	(13)
Future income tax liability – long-term portion	(275)	(424)

TOTAL FUTURE INCOME TAXES	476	(97)

At December 31, 2004, Bell Canada had $2,164 million in non-capital loss carryforwards. We recognized a future tax asset of $563 million for financial reporting purposes for approximately $1,588 million of the non-capital loss carryforwards. Of the total, $1,526 million expires in varying annual amounts until the end of 2011. The balance expires in varying annual amounts from 2012 to 2024.
  did not recognize a future tax asset for financial reporting purposes for approximately $576 million of the non-capital loss carryforwards. Of the total, $506 million expires in varying annual amounts until the end of 2011. The balance expires in varying annual amounts from 2012 to 2024.

At December 31, 2004, Bell Canada had $222 million in capital loss carryforwards, which can be carried forward indefinitely. We:

  recognized a future tax asset of $13 million for financial reporting purposes for approximately $72 million of the capital loss carryforwards did not recognize a future tax asset for financial reporting purposes on the balance.

52    Bell Canada 2004 Financial information

Aliant’s emerging business segment consisted mainly of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc. iMagicTV Inc. is a software development company that provides broadband TV software and solutions to service providers around the world. Prexar LLC is an Internet services provider. AMI Offshore Inc. provides process and systems control technical services, and contracts manufacturing solutions to offshore oil and gas and other industries.

Aliant’s remote communications segment consisted of Aliant’s 53.2% investment in Stratos Global Corporation (Stratos). Stratos offers Internet Protocol (IP), data and voice access services through a range of newly emerging and established technologies, including satellite and microwave, to customers in remote locations.

Note 8 – Discontinued operations

	2004	2003

Aliant’s remote communications segment	–	63
Aliant’s emerging business segment	–	(4)

NET GAIN FROM DISCONTINUED OPERATIONS	–	59

The table below is a summarized statement of operations for the discontinued operations.

	2004	2003

Revenue	–	547

Operating gain from discontinued operations, before tax	–	26
Gain from discontinued operations, before tax	–	121
Income tax expense on operating gain	–	(7)
Income tax expense on gain	–	(16)
Non-controlling interest	–	(65)

NET GAIN FROM DISCONTINUED OPERATIONS	–	59

Aliant’s emerging business segment

Effective May 2003, we started presenting the financial results of Aliant’s emerging business segment as discontinued operations.
      Almost all of the assets of Aliant’s emerging business segment were sold at December 31, 2003.

Aliant’s remote communications segment

Effective December 2003, we started presenting the financial results of Aliant’s remote communications segment as discontinued operations.
      In December 2003, Aliant completed the sale of Stratos, after receiving the required regulatory approvals. Aliant received $340 million ($320 million net of selling costs) in cash for the sale. The transaction resulted in a gain on sale of $105 million ($48 million after taxes and non-controlling interest).

53    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 9 – Accounts receivable

	2004	2003

Trade accounts receivable	1,676	1,696
Other accounts receivable	62	228
Allowance for doubtful accounts	(131)	(213)

	1,607	1,711

Securitization of accounts receivable

Bell Canada sold an interest in a pool of accounts receivable to a securitization trust for a total of $1 billion in cash at December 31, 2004 ($900 million at December 31, 2003), under a revolving sales agreement that came into effect on December 12, 2001. The agreement expires on December 12, 2006. Bell Canada had a retained interest of $133 million in the pool of accounts receivable at December 31, 2004 ($128 million at December 31, 2003), which equals the amount of over collateralization in the receivables it sold.
      Aliant sold an interest in a pool of accounts receivable to a securitization trust for a total of $125 million in cash at December 2004 ($130 million at December 31, 2003), under a revolving sales agreement that came into effect on December 13, 2001. The agreement expires on December 13, 2006. Aliant had a retained interest of $43 million in the pool at December 31, 2004 ($29 million at December 31, 2003).
      Bell Canada and Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Aliant, which means that Bell Canada and Aliant are exposed to certain risks of default on the amount securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
      The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers do not pay amounts owed on time.
      In 2004, we recognized a pre-tax loss of $26 million on the revolving sale of accounts receivable for the combined securitizations, compared to a pre-tax loss of $33 million in 2003.
      The table below shows balances for the combined securitizations at December 31, 2004 and the assumptions that were used in the model on the date of transfer and at December 31, 2004. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	RANGE	2004	2003

Securitized interest in accounts receivable		1,125	1,030
Retained interest		176	157
Servicing liability		1.3	1.4
Average accounts receivable managed		1,323	1,265
Assumptions:
Cost of funds	2.25%–3.05%	2.55%	3.22%
Average delinquency ratio	7.61%–8.24%	8.24%	7.58%
Average net credit loss ratio	0.91%–1.07%	1.03%	0.95%
Weighted-average life (days)	32–35	32	35
Servicing fee liability	2.00%	2.00%	2.00%

The table below is a summary of certain cash flows received from and paid to the trusts during the year.

	2004	2003

Collections reinvested in revolving sales	14,331	13,612
Increase (decrease) in sale proceeds	95	(5)

54    Bell Canada 2004 Financial information

Note 10 – Other current assets

	2004	2003

Future income taxes (Note 7)	456	116
Inventory	288	254
Prepaid expenses	220	129

	964	499

Note 11 – Capital assets

		2004			2003

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Telecommunications assets
Inside plant	20,066	13,836	6,230	20,234	13,587	6,647
Outside plant	12,627	8,008	4,619	12,221	7,659	4,562
Station equipment	2,788	1,625	1,163	2,759	1,526	1,233
Machinery and equipment	4,919	2,716	2,203	4,636	2,497	2,139
Buildings	2,542	1,329	1,213	2,415	1,260	1,155
Plant under construction	1,411	–	1,411	841	–	841
Satellites	764	211	553	728	148	580
Land	77	–	77	78	–	78
Other	173	37	136	314	115	199

TOTAL PROPERTY, PLANT AND EQUIPMENT	45,367	27,762	17,605	44,226	26,792	17,434
Finite-life intangible assets
Software	3,149	1,273	1,876	2,883	1,044	1,839
Other	25	5	20	5	2	3

TOTAL CAPITAL ASSETS	48,541	29,040	19,501	47,114	27,838	19,276

The cost of assets under capital leases was $1,356 million at December 31, 2004, and $1,285 million at December 31, 2003. The net book value of these assets was $911 million at December 31, 2004, and $931 million at December 31, 2003.
      Amortization of capital assets was $2,949 million in 2004, and $2,957 million in 2003.
      Retirements charged to accumulated amortization were $1,534 million in 2004, and $391 million in 2003.

Note 12 – Other long-term assets

	2004	2003

Accrued benefit asset (Note 21)	1,473	2,080
Note receivable from parent company	498	498
Future income taxes (Note 7)	311	224
Long-term notes and other receivables	73	59
Investments at cost	51	61
Investments at equity	4	381
Other	182	223

	2,592	3,526

Investments at equity include no goodwill at December 31, 2004, and goodwill of $171 million at December 31, 2003. Amortization of deferred charges was $13 million in 2004 and in 2003.

55    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 13 – Indefinite-life intangible assets

	2004	2003

Spectrum licences	778	778
Cable licences	18	18

TOTAL	796	796

Note 14 – Goodwill

				OTHER BELL CANADA	CONSOLI- DATED
	CONSUMER	BUSINESS	ALIANT

BALANCE – DECEMBER 31, 2003	587	556	351	92	1,586
Additions (Note 3)	4	478	31	75	588

BALANCE – DECEMBER 31, 2004	591	1,034	382	167	2,174

Note 15 – Debt due within one year

	WEIGHTED- AVERAGE INTEREST RATE	WEIGHTED- AVERAGE MATURITY

			2004	2003

Bank advances	2.58%	N/A	25	18
Notes payable	2.06%	30 days	176	14
Long-term debt due within one year (Note 16)			1,151	1,133

TOTAL DEBT DUE WITHIN ONE YEAR			1,352	1,165

N/A: Not applicable.

Restrictions
Some of the credit agreements:
  require us to meet specific financial ratios
  restrict our acquisition of capital assets
  restrict the payment of dividends.
We are in compliance with all conditions and restrictions.

56    Bell Canada 2004 Financial information

Note 16 – Long-term debt

	WEIGHTED-
	AVERAGE
	INTEREST RATE	MATURITY	2004	2003

BELL CANADA
Debentures and notes (a)	7.34%	2005-2054	8,246	8,789
Subordinated debentures	8.21%	2026-2031	275	275
Capital leases (b)	7.45%	2005-2015	825	891
Other			75	212

TOTAL – BELL CANADA			9,421	10,167

ALIANT
Debentures, notes and bonds (c)	8.02%	2005-2025	885	985
Other			11	5

TOTAL – ALIANT			896	990

TOTAL DEBT			10,317	11,157
Less: Amount due within one year (Note 15)			(1,151)	(1,133)

LONG-TERM DEBT			9,166	10,024

(a)	Bell Canada
All debentures and notes are unsecured. They include US$200 million maturing in 2006 and US$200 million maturing in 2010, which have both been swapped into Canadian dollars; $125 million of long-term debt includes call options that allow for early repayment of the principal amounts when certain premiums are paid.
(b)	Bell Canada
Includes capital leases of $84 million in 2004 and $75 million in 2003, net of loans receivable of $284 million in 2004 and $300 million in 2003. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunications equipment for a total of $399 million. Some of the proceeds were invested in interest-bearing loans receivable. The capital lease obligations, net of loans receivable, were originally issued for US$39 million and have been swapped into Canadian dollar obligations.
(c)	Aliant
All debentures and notes are unsecured. The bonds ($185 million in 2004 and 2003) are secured by deeds of trust and mortgage, and by supplemental deeds. These instruments contain a first fixed and specific mortgage, a pledge and charge upon all real and tangible property and equipment, which includes inventory and all capital investments except software, and all rights and licences related to that property of Aliant Telecom Inc. The bonds also provide, based on province of issue, a floating charge on all future real and tangible property of Aliant Telecom Inc. and all revenues and proceeds derived from that property. Aliant has a floating interest rate through a swap agreement on $100 million of debt.

Restrictions
Some of the debt agreements:
  require us to meet specific financial ratios
  impose covenants, maintenance tests and new issue tests.
We are in compliance with all conditions and restrictions.

Note 17 – Other long-term liabilities

	2004	2003

Accrued benefit liability (Note 21)	1,425	1,292
Future income taxes (Note 7)	275	424
Deferred revenue and gains on assets	184	71
Deferred contract payments	254	301
Other	615	607

TOTAL OTHER LONG-TERM LIABILITIES	2,753	2,695

57    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 18 – Financial instruments

Using derivatives

We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE common shares. We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
      The following derivative instruments were outstanding at December 31, 2004:

  cross-currency swaps and forward contracts that hedge foreign currency risk on a portion of our long-term debt interest rate swaps that hedge interest rate risk on a portion of our long-term debt forward contracts that hedge foreign currency risk on anticipated transactions forward contracts on BCE common shares that hedge the fair value exposure related to SCPs.
Credit risk

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal with institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure.
      There was no credit risk relating to derivative instruments at December 31, 2004. We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.

Currency exposures

We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. We also use forward contracts to hedge foreign currency risk on anticipated transactions. Derivatives that qualify for hedge accounting, and the underlying hedged items, are marked to current rates.
      The principal amount to be received under currency contracts was US$551 million at December 31, 2004. The principal amount to be paid under these contracts was $738 million at December 31, 2004.

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. We have entered into interest rate swaps with a notional amount of $100 million, maturing in 2011. We pay interest at a rate equal to a three-month bankers’ acceptance floating interest rate plus 2.1%. We receive interest on these swaps at a rate of 6.8%.
      We have also issued swaptions for the right to enter into interest rate swap transactions for a notional amount of $90 million. If exercised, these swaptions will involve the payment of fixed interest rates of 10.5% and 11.1% in exchange for the receipt of the three-month bankers’ acceptance floating rate from 2006 until maturity in 2013.

Fair value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. We base fair values on estimates using present value and other valuation methods.
      These estimates are affected significantly by our assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

58    Bell Canada 2004 Financial information

The carrying value of all financial instruments approximates fair value, except for those noted in the table below.
		2004		2003

	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE

Investment in Nortel Networks Corporation (Nortel) (1)	12	21	12	27
Long-term debt due within one year	1,151	1,164	1,133	1,147
Long-term debt	9,166	10,868	10,024	11,669
Derivative financial instruments, net asset (liability) position:
Forward contract hedge of SCPs	(19)	(21)	(19)	(21)
Currency contracts (2)	(74)	(83)	(92)	(95)
Interest rate swaps	(8)	(28)	(9)	(25)

(1)	We have designated 2 million of our approximately 5 million Nortel common shares to manage our exposure to outstanding rights to SCPs.
(2)	Currency contracts include cross-currency interest rate swaps and foreign currency forward contracts. Some of the cross-currency interest rate swaps are economic hedges that do not qualify for hedge accounting. We carry these at fair value and all gains or losses are recorded in the statement of operations.

Note 19 – Share capital

Preferred shares

Bell Canada’s articles of amalgamation provide for an unlimited number of Class A Preferred Shares, Class B Preferred Shares and Class C Preferred Shares. The terms set out in the articles authorize Bell Canada’s directors to issue Class A Preferred Shares in one or more series and to set the number of shares and conditions for each series.
      The table below is a summary of the principal terms of Bell Canada’s Class A Preferred Shares. There were no Class B Preferred Shares or Class C Preferred Shares issued and outstanding at December 31, 2004. Bell Canada’s articles of amalgamation describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES		STATED CAPITAL

	ANNUAL DIVI- DEND	CONVERTIBLE	CONVERSION	REDEMPTION	REDEMPTION		ISSUED AND	AT DECEMBER 31
SERIES	RATE	INTO	DATE	DATE	PRICE	AUTHORIZED	OUTSTANDING	2004	2003

15(1)	5.50%	Series 16	February 1, 2005	February 1, 2005	$25.50	24,000,000	16,000,000	400	400
16(1)	fixed	Series 15	February 1, 2010	February 1, 2010	$25.00	24,000,000	–	–	–
17	5.25%	Series 18	May 1, 2006	May 1, 2006	$25.00	22,000,000	14,000,000	350	350
18	floating	Series 17	May 1, 2011	At any time	$25.50	22,000,000	–	–	–
19	5.55%	Series 20	August 1, 2006	August 1, 2006	$25.00	22,000,000	14,000,000	350	350
20	floating	Series 19	August 1, 2011	At any time	$25.50	22,000,000	–	–	–

								1,100	1,100

(1) See Note 26, Subsequent events, for recent developments.

Voting rights

All of the issued and outstanding preferred shares at December 31, 2004 were non-voting, except under special circumstances when the holders are entitled to one vote per share.

Entitlement to dividends

At December 31, 2004, holders of Series 15, 17 and 19 shares were entitled to fixed cumulative quarterly dividends. The dividend rate on the Series 17 and 19 shares is reset every five years, as set out in Bell Canada’s articles of amalgamation. On and after February 1, 2005, if Series 15 shares are issued, holders will be entitled to floating adjustable cumulative monthly dividends.

59    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 19 – Share capital (cont’d)

     If Series 16 shares are issued, their holders will be entitled to fixed cumulative quarterly dividends. The dividend rate on these shares will be reset every five years, as set out in Bell Canada’s articles of amalgamation.
     If Series18 and 20 shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

Conversion features

All of the issued and outstanding preferred shares at December 31, 2004 were convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis as per the terms set out in Bell  Canada’s articles of amalgamation.

Redemption features

Bell Canada may redeem Series 15 shares at any time on or after February 1, 2005.
 Bell Canada may redeem Series 17 and 19 shares on the redemption date and every five years after that date.
 If Series 16 shares are issued, Bell Canada may redeem them on the redemption date and every five years after that date.
If Series 18 and 20 shares are issued, Bell Canada may redeem them at any time.

Common shares

Bell Canada’s articles of amalgamation provide for an unlimited number of voting common shares.

The table below provides details about the outstanding common shares of Bell Canada.

		2004		2003

	NUMBER	STATED	NUMBER	STATED
	OF SHARES	CAPITAL	OF SHARES	CAPITAL

OUTSTANDING, BEGINNING OF YEAR	355,346,988	7,602	355,346,988	4,264
Shares purchased for cancellation (a)	(355,346,988)	(7,602)	–	–
Shares issued (a)	355,346,988	7,256	–	–
Transfer from contributed surplus (b)	–	433	–	3,338

OUTSTANDING, END OF YEAR	355,346,988	7,689	355,346,988	7,602

(a)	In August of 2004, Bell Canada transferred its investment in MTS to BCH by exchanging all of the 355,346,988 common shares with a carrying value of $7,602 million held by BCH for 355,346,988 new common shares with a carrying value of $7,256 million. This resulted in a decrease in other long-term assets and common shares of $346 million, representing the carrying value of the investment in MTS. The investment in MTS was then transferred to BCE. These transactions were carried out so BCE could use capital loss carryforwards to shelter the gain on the sale of the MTS shares.
(b)	In December of 2004, BCE made a capital contribution of $433 million to BCH. BCH then transferred the $433 million to Bell Canada’s contributed surplus. Bell Canada subsequently transferred this amount from contributed surplus to share capital. These transactions were carried out so BCE could effectively compensate Bell Canada for the proceeds on the sale of MTS.

Contributed surplus

	2004	2003

Balance, beginning of year	512	815
Capital contribution by BCH	433	3,043
Transfer to common shares	(433)	(3,338)
Compensation cost for stock options	16	15
Other	–	(23)

BALANCE, END OF YEAR	528	512

60    Bell Canada 2004 Financial information

Note 20 – Stock-based compensation plans

Employee savings plans (ESPs)

ESPs are designed to encourage employees of Bell Canada and its participating subsidiaries to own shares of BCE. Each year, employees who participate in the plans can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions to buy BCE common shares. In some cases, the employer may also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
      Each participating company decides on its maximum percentages. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
      The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (where the shares are issued from treasury). BCE chooses the method the trustee uses to buy the shares.
      There were 35,951 employees participating in the plans at December 31, 2004. The total number of common shares bought for employees was 6,437,429 in 2004 and 6,047,494 in 2003. Compensation expense related to ESPs was $36 million in 2004 and $36 million in 2003.

Stock options

Under BCE’s long-term incentive programs, BCE may grant options to key employees to buy BCE common shares. The subscription price is usually equal to the market value of the shares on the last trading day before the grant comes into effect.
      For options granted before January 1, 2004, the right to exercise options generally vests or accrues by 25% a year for four years of continuous employment from the day of grant, unless a special vesting period applies. Options become exercisable when they vest and can be exercised for a period of up to 10 years from the date of grant.
      For most options granted after January 1, 2004, the right to exercise options vests after two to three years of continuous employment from the day of grant, if specific performance targets are met. Options become exercisable when they vest and can be exercised for a period of up to six years from the date of grant. Subject to achieving specific performance targets, 50% of the options will vest after two years and 100% after three years.
     Special vesting provisions may apply if:

  there is a change of control of BCE and the option holder’s employment ends under certain circumstances the option holder is employed by a designated subsidiary of BCE, and BCE’s ownership interest in that subsidiary falls below the percentage set out in the program.

When the Nortel common shares were distributed in May 2000, each outstanding BCE stock option was cancelled and replaced by two new stock options. The first option gives the holder the right to buy one BCE common share. The second option gives the holder the right to buy approximately 1.57 post-split common shares of Nortel (Nortel option) at exercise prices that maintain the holder’s economic position.
     The table below is a summary of the status of our portion of BCE’s stock option programs.

		2004			2003

		WEIGHTED-			WEIGHTED-
		AVERAGE			AVERAGE
	NUMBER	EXERCISE		NUMBER	EXERCISE
	OF SHARES	PRICE ($	)	OF SHARES	PRICE ($	)

Outstanding, January 1	15,769,753	$32		12,550,221	$33
Granted	4,280,800	$30		3,994,202	$28
Exercised	(668,398)	$16		(294,677)	$17
Expired/forfeited	(940,920)	$33		(710,005)	$33
Transfers in/out	216,295	$32		230,012	$32

Outstanding, December 31	18,657,530	$32		15,769,753	$32

EXERCISABLE, DECEMBER 31	8,520,041	$34		5,239,055	$36

61    Bell Canada 2004 Financial information

Notes to consolidated financial statements Note 20 – Stock-based compensation plans (cont’d) The table below shows you more about our portion of BCE’s stock option programs at December 31, 2004.
		OPTIONS OUTSTANDING			OPTIONS EXERCISABLE

		WEIGHTED-	WEIGHTED-			WEIGHTED-
		AVERAGE	AVERAGE			AVERAGE
		REMAINING	EXERCISE			EXERCISE
RANGE OF EXERCISE PRICES	NUMBER	LIFE	PRICE ($	)	NUMBER	PRICE ($	)

Below $20	716,617	4 years	$16		716,617	$16
$20 - $30	9,039,174	7 years	$29		1,457,539	$28
$30 - $40	5,086,044	7 years	$34		3,102,590	$34
Over $40	3,815,695	6 years	$41		3,243,295	$41

	18,657,530		$32		8,520,041	$34

Assumptions used in stock option pricing model The table below shows the assumptions used to determine the stock-based compensation expense, using the Black-Scholes option pricing model.
	2004	2003

Compensation expense ($ millions)	16	15
Number of stock options granted	4,280,800	3,994,202
Weighted average fair value per option granted ($)	4	6
Weighted average assumptions:
Dividend yield	4.0%	3.6%
Expected volatility	27%	30%
Risk-free interest rate	3.2%	4.0%
Expected life (years)	3.6	4.5

Starting in 2004, most of the stock options granted contain specific performance targets that must be met before the option can be exercised. This is reflected in the calculation of the weighted average fair value per option granted.

Restricted share units (RSUs)

In 2004, BCE granted RSUs to executives and other key employees. The value of an RSU is always equal to the value of one BCE common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. Each executive is granted a specific number of RSUs for a given performance period, based on his or her position and level of contribution. At the end of each given performance period, RSUs will vest if performance objectives are met or will be forfeited.
     Vested RSUs will be paid in BCE common shares purchased on the open market, in cash or through a combination of both, as the holder chooses, as long as individual share ownership requirements are met.

62    Bell Canada 2004 Financial information

The table below is a summary of the status of RSUs.

NUMBER OF RSUs

Outstanding, January 1, 2004	–
Granted	1,497,730
Dividends credited	46,165
Expired/forfeited	(37,367)

OUTSTANDING, DECEMBER 31, 2004	1,506,528

VESTED, DECEMBER 31, 2004	–

For the year ended December 31, 2004, we recorded a compensation expense for RSUs of $16 million.

Special compensation payments (SCPs)

Before 2000, when BCE granted options to officers, vice-presidents and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of these options.
      When the distribution of Nortel common shares was made in 2000, the outstanding options were cancelled and replaced with options to buy BCE common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly.
      For each right to an SCP held before the distribution, right holders now have rights related to both BCE and Nortel common shares.
      The number of SCPs outstanding at December 31, 2004 was:

  693,780 relating to BCE common shares
  1,468,359 relating to Nortel common shares.

All of the outstanding SCPs covered the same number of shares as the options to which they relate. It is the employer’s responsibility to make the payments under the SCPs. There was income related to SCPs of $9 million in 2004 and $20 million in 2003. The amounts include a recovery of SCP expense previously established at $9 million for 2004, and $32 million for 2003, relating to forfeitures of SCPs.

63    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 21 – Employee benefit plans

We provide pension, other retirement and post-employment benefits for almost all of our employees. These include DB pension plans, plans that provide other employee future benefits and DC pension plans.

Components of accrued benefit asset (liability)

The table below shows the change in benefit obligations, change in fair value of plan assets and the funded status of the DB plans.

	PENSION BENEFITS		OTHER BENEFITS

	2004	2003	2004	2003

Accrued benefit obligation, beginning of year	11,936	11,315	1,596	1,611
Current service cost	213	204	31	30
Interest cost on accrued benefit obligation	770	724	103	104
Actuarial (gains) losses	748	479	103	(53)
Benefit payments	(703)	(693)	(81)	(87)
Employee contributions	3	2	–	–
Special termination costs (1)	660	(27)	(12)	–
Plan amendment (2)	75	–	14	2
Divestitures and other (3)	12	(68)	(2)	(11)

ACCRUED BENEFIT OBLIGATION, END OF YEAR	13,714	11,936	1,752	1,596

Fair value of plan assets, beginning of year	11,990	11,068	133	125
Actual return on plan assets	1,017	1,523	4	8
Benefit payments	(703)	(693)	(81)	(87)
Employer contributions	78	137	81	87
Employee contributions	3	2	–	–
Divestitures and other (3)	6	(47)	–	–

FAIR VALUE OF PLAN ASSETS, END OF YEAR	12,391	11,990	137	133

Plan surplus (deficit)	(1,323)	54	(1,615)	(1,463)
Unamortized net actuarial (gains) losses	2,516	1,896	48	(60)
Unamortized past service costs	139	83	16	2
Unamortized transitional (asset) obligation	(12)	(54)	279	330

ACCRUED BENEFIT ASSET (LIABILITY), END OF YEAR	1,320	1,979	(1,272)	(1,191)

ACCRUED BENEFIT ASSET INCLUDED IN OTHER LONG-TERM ASSETS	1,473	2,080	–	–
ACCRUED BENEFIT LIABILITY INCLUDED IN OTHER LONG-TERM LIABILITIES	(153)	(101)	(1,272)	(1,191)

(1)	Costs in 2004 relate to the employee departure programs announced at Bell Canada. See Note 4, Restructuring and other items, for more information.
(2)	Costs in 2004 relate to DB pension plan amendments at Aliant whereby certain bargaining unit employees and eligible management employees were awarded past service benefits.
(3)	Costs in 2003 mainly relate to Bell Canada’s sale of its 89.9% ownership interest in Certen.

For DB pension plans with an accrued benefit obligation that was more than plan assets:

  the accrued benefit obligation was $13,714 million at December 31, 2004, and $2,407 million at December 31, 2003 the fair value of plan assets was $12,391 million at December 31, 2004, and $1,798 million at December 31, 2003.

For DB pension plans with an accrued benefit obligation that was less than plan assets:

  the accrued benefit obligation was nil at December 31, 2004, and $9,529 million at December 31, 2003 the fair value of plan assets was nil at December 31, 2004, and $10,192 million at December 31, 2003.

64    Bell Canada 2004 Financial information

Components of net benefit plans cost (credit)

The table below shows the net benefit plans cost (credit) before and after recognizing its long-term nature. The recognized net benefit plan cost (credit) reflects the amount reported in our statement of operations and is calculated according to our accounting policy.

	PENSION BENEFITS		OTHER BENEFITS

FOR THE YEAR ENDED DECEMBER 31	2004	2003	2004	2003

Current service cost	222	209	31	30
Interest cost on accrued benefit obligation	770	724	103	104
Actual return on plan assets	(1,017)	(1,523)	(4)	(8)
Past service costs arising during period	75	–	14	2
Actuarial loss (gain) on accrued benefit obligation	748	479	103	(53)

ELEMENTS OF EMPLOYEE FUTURE BENEFIT PLANS COST (CREDIT), BEFORE RECOGNIZING ITS LONG-TERM NATURE	798	(111)	247	75

Excess (deficiency) of actual return over expected return (1)	108	630	(6)	(1)
Deferral of amounts arising during period:
Past service costs	(75)	–	(14)	(2)
Actuarial (loss) gain on accrued benefit obligation	(748)	(479)	(103)	53
Amortization of previously deferred amounts:
Past service costs	9	9	–	–
Net actuarial losses	22	13	–	–
Transitional (asset) obligation	(42)	(43)	36	36

ADJUSTMENTS TO RECOGNIZE
LONG-TERM NATURE OF
EMPLOYEE FUTURE BENEFIT
PLANS COST (CREDIT)	(726)	130	(87)	86

Other	3	1	–	–

NET BENEFIT PLANS COST, RECOGNIZED	75	20	160	161

Comprised of:
Defined benefit plans cost	66	15	160	161
Defined contribution plans cost	9	5	–	–

(1)	The expected return on plan assets for a given year is calculated based on the market-related value of the plan assets at the beginning of that year. The market-related value of pension plan assets was $12,435 million at January 1, 2004 and $11,998 million at January 1, 2003.

65    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 21 – Employee benefit plans (cont’d)

Significant assumptions

We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost (credit) for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.

	PENSION BENEFITS		OTHER BENEFITS

	2004	2003	2004	2003

AT DECEMBER 31
ACCRUED BENEFIT OBLIGATION:
Discount rate, end of year	6.25%	6.5%	6.25%	6.5%
Rate of compensation increase, end of year	3.5%	3.5%	3.5%	3.5%
FOR THE YEAR ENDED DECEMBER 31
NET BENEFIT PLANS COST (CREDIT):
Discount rate, end of preceding year	6.5%	6.5%	6.5%	6.5%
Expected return on plan assets, end of preceding year	7.5%	7.5%	7.5%	7.5%
Rate of compensation increase, end of preceding year	3.5%	3.5%	3.5%	3.5%

We assumed the following trend rates in health-care costs:
  a 4.5% annual rate of increase in the cost per person of covered health-care benefits for 2004 and the foreseeable future a 10.5% annual rate of increase in the cost of medication for 2004 with a gradual decline to 4.5% over six years.

Assumed trend rates in health-care costs have a significant effect on the amounts reported for the health-care plans. The table below, for example, shows the effect of a 1% change in the assumed trend rates in health-care costs.

	1% INCREASE	1% DECREASE

Effect on other benefits – total service and interest cost	16	(13)
Effect on other benefits – accrued obligation	154	(136)

Pension plan assets

The investment strategy for the major benefit plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines.
      The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets.
      The table below shows the allocation of our pension plan assets at December 31, 2004 and 2003, target allocation for 2004 and the expected long-term rate of return by asset class.

		PERCENTAGE OF PLAN ASSETS AT DECEMBER 31
				WEIGHTED-AVERAGE EXPECTED LONG-TERM RATE OF RETURN
	WEIGHTED-AVERAGE TARGET ALLOCATION
ASSET CATEGORY	2004	2004	2003	2004

Equity securities	45% – 65%	57%	56%	9.0%
Debt securities	35% – 55%	43%	44%	5.5%

TOTAL / AVERAGE		100%	100%	7.5%

Equity securities included approximately $94 million of BCE common shares or 0.7% of total plan assets at December 31, 2004, and approximately $110 million of BCE common shares or 0.9% of total plan assets at December 31, 2003.
      Debt securities included approximately $8 million of BCE and affiliates’ debentures or 0.1% of total plan assets at December 31, 2004, and $107 million or 0.9% of total plan assets at December 31, 2003.

66    Bell Canada 2004 Financial information

Projected cash flows

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
      We contribute to the DC pension plans as employees provide service.
      The table below shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee benefit plans.

	PENSION BENEFITS		OTHER BENEFITS

	2004	2003	2004	2003

Aliant	67	125	4	4
Bell Canada	20	17	77	83

TOTAL	87	142	81	87

Comprised of:
Contributions to DB plans	78	137	81	87
Contributions to DC plans	9	5	–	–

We expect to contribute approximately $200 million to the DB pension plans in 2005, subject to actuarial valuations being completed. We expect to pay $92 million to beneficiaries under other employee benefit plans in 2005.
We expect to contribute $18 million to the DC pension plans in 2005.
Estimated future benefit payments

The table below shows the estimated future benefit payments for the next 10 years as at December 31, 2004.

	PENSION	OTHER
	BENEFITS	BENEFITS

2005	825	92
2006	845	98
2007	863	105
2008	881	112
2009	899	119
2010-2014	4,753	719

TOTAL ESTIMATED FUTURE BENEFIT PAYMENTS	9,066	1,245

67    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 22 – Related party transactions and balances

The table below shows the type and amount of transactions we have with related parties. All of the transactions were part of our regular business and were agreed to by Bell Canada and the related parties.

	2004	2003

PURCHASE OF EQUIPMENT, SUPPLIES AND SERVICES
CGI Group Inc. (CGI) (a)	345	391
Telesat Canada (Telesat) (b)	64	25
Bell Globemedia Inc. (Bell Globemedia) (c)	37	36
Emergis Inc. (Emergis) (d)	23	89
Entourage Technology Solutions Inc. (Entourage) (e)	152	145
BCE Corporate Services Inc. (BCECS) (f)	29	15

SALE OF EQUIPMENT AND SERVICES
CGI (a)	30	35
Bell Globemedia (c)	20	17
Emergis (d)	40	103
Entourage (e)	32	32

(a)	CGI is a joint venture of BCE. BCE owns 29% of the company.
(b)	Telesat is a wholly-owned subsidiary of BCE.
(c)	Bell Globemedia is a subsidiary of BCE. BCE owns 68.5% of the company.
(d)	Before BCE sold Emergis, in June 2004, it was a subsidiary of BCE. BCE owned 63.9% of the company.
(e)	Entourage is an equity investment of Bell Canada. Bell Canada owns 33% of the company.
(f)	BCECS is a wholly-owned subsidiary of BCE.
The table below shows the balances we have with related parties.
	2004	2003

Cash and cash equivalents BCE	–	59
Notes receivable from Bell Globemedia (c)	–	450
Accounts receivable	45	109
Notes receivable from parent company	498	498
Accounts payable	39	56
Dividends payable to parent company	374	461
Debt due within one year (g)	77	40
Long-term debt (g)	387	391

(g)	Debt due within one year and long-term debt consist mainly of a capital lease obligation due to Telesat.

Loss utilization transactions

Bell Canada realizes tax savings by using strategies to take advantage of tax losses within the BCE group of companies. The transactions described below are all part of a tax loss consolidation strategy that follows the transaction steps laid out in advanced tax rulings.

68    Bell Canada 2004 Financial information

Emergis, 4122780 Canada Inc. and Bell Canada

In the first quarter of 2003, Emergis, which was then a subsidiary of BCE, advanced $1 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares from 4122780 Canada Inc., a wholly-owned subsidiary of Emergis. 4122780 Canada Inc. then advanced $1 billion to Emergis through an interest-free subordinated demand loan.
      For 2004, the interest rate on the loan was equal to 5.2% and the dividend rate on the preferred shares was equal to 3.7%. The interest rate and the dividend rate are reset at the beginning of every year.
      We had the legal right to offset the demand loan payable to Emergis and the investment in preferred shares of 4122780 Canada Inc. Because we intended to do this, we presented these items on a net basis. The related interest expense net of the dividend income is presented as interest expense and the equivalent amount of tax savings on the interest expense is presented as a reduction of the income tax expense.
      As a result of the sale of BCE’s interest in Emergis during the second quarter of 2004 all amounts outstanding under this tax loss consolidation savings strategy were settled.

BCE, 3787842 Canada Inc. and Bell Canada

In the fourth quarter of 2002, BCE advanced $12 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares from 3787842 Canada Inc., a wholly-owned subsidiary of BCE. 3787842 Canada Inc. then advanced $12 billion to BCE through an interest-free subordinated demand loan.
      In the second quarter of 2003, BCE advanced an additional $7 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire more preferred shares in 3787842 Canada Inc. 3787842 Canada Inc. then advanced $7 billion to BCE through an interest-free subordinated demand loan.
      The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $7 billion during 2004.
      For 2004, the effective interest rate on the loans was equal to 5.3%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
      We have the legal right to offset the demand loans payable to BCE and the investment in preferred shares of 3787842 Canada Inc. Because we intend to do this, we have presented these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense. The tax savings are distributed as an additional dividend on common shares at the end of each quarter.

BCH, 4047974 Canada Inc. and Bell Canada

In the second quarter of 2002, BCH advanced $5 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares in 4047974 Canada Inc., a wholly-owned subsidiary of BCH. 4047974 Canada Inc. then advanced $5 billion to BCH through an interest-free subordinated demand loan.
      The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $2.5 billion in the first quarter of 2003, to $1.2 billion in the third quarter of 2003 and to $600 million in the fourth quarter of 2003.
      For 2004, the interest rate on the loan was equal to 4.5%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
      We have the legal right to offset the demand loan payable to BCH and the investment in preferred shares of 4047974 Canada Inc. Because we intend to do this, we have presented these items, and the related interest expense and dividend income, on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense.

69    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 23 – Commitments and contingencies

Contractual obligations

The table below is a summary of our contractual obligations at December 31, 2004 that are due in each of the next five years and after 2009.

	2005	2006	2007	2008	2009	AFTER 2009	TOTAL

Long-term debt (excluding capital leases)	1,050	512	662	958	1,023	5,715	9,920
Notes payable and bank advances	201	–	–	–	–	–	201
Capital leases	101	68	57	45	31	95	397
Operating leases	334	244	220	207	192	1,290	2,487
Commitments for capital expenditures	59	51	42	–	–	–	152
Other purchase obligations	536	361	220	179	168	392	1,856
Other long-term liabilities (including current portion)	47	55	64	61	74	–	301

TOTAL	2,328	1,291	1,265	1,450	1,488	7,492	15,314

Long-term debt and notes payable and bank advances include $29 million drawn under our committed credit facilities. They do not include $295 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $1,331 million.
     The imputed interest to be paid on capital leases is $105 million. Rental expense relating to operating leases was $353 million in 2004 and $315 million in 2003.
     Our commitments for capital expenditures include investments to expand and update our networks and to meet customer demand. Other purchase obligations consist mainly of contractual obligations under service contracts.
     Other long-term liabilities included in the table relate to Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2004.
     At December 31, 2004, we had other long-term liabilities that are not included in the table. They consisted of an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets, and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

We did not include deferred revenue and gains on assets because they do not represent future cash payments.

Commitment under the deferral account

The deferral account is a mechanism resulting from the CRTC’s second price cap decision of May 2002, which requires us to fund initiatives such as service improvements, reduced customer rates and/or customer rebates. We estimate our commitment under the deferral account to be approximately $202 million at December 31, 2004. We expect to clear most of this amount in 2005 by implementing various initiatives.

Litigation

We become involved in various claims and litigation as a part of our business.
     While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2004, based on information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

70    Bell Canada 2004 Financial information

Note 24 – Guarantees

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions. We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Historically, we have not made any significant payments under these indemnifications or guarantees.

Sales of assets and businesses

In transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of various events. These could include:

  breaches of representations and warranties
  intellectual property rights infringement
  loss or damages to property
  environmental liabilities
  changes in, or in the interpretation of, laws and regulations (including tax legislation)
  valuation differences
  litigation against the counterparties
  earn-out guarantees if the disposed business does not meet specific targets contingent liabilities of a disposed business, or
  reassessments of previous tax filings of the corporation that carries on the business.

Some of the agreements specify a maximum potential exposure of $2 billion, but many do not specify a maximum amount or limited period. A total of $18 million has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004.

Sales of services

In transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of:

  breaches of representations and warranties
  changes in, or in the interpretation of, laws and regulations (including tax legislation), or litigation against the counterparties.

Some of the agreements specify a maximum potential exposure of $263 million, but many do not specify a maximum amount or limited period. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004.

Purchases and development of assets

In transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of:

  representations and warranties
  loss or damages to property
  changes in, or in the interpretation of, laws and regulations (including tax legislation), or litigation against the counterparties.

Some of the agreements specify a maximum potential exposure of $42 million, but many do not specify a maximum amount or limited period. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004.

71    Bell Canada 2004 Financial information

Notes to consolidated financial statements

Note 24 – Guarantees (cont’d)

Other transactions

As part of other transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of:

  breaches of representations and warranties
  loss or damages to property
  changes in, or in the interpretation of, laws and regulations (including tax legislation), or litigation against the counterparties.

Some of the agreements specify a maximum potential exposure of $26 million, but many do not specify a maximum amount or limited period. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2004.

Note 25 – Supplemental disclosure for statements of cash flows

	2004	2003

Interest paid on long-term debt	1,383	1,873
Income taxes paid (net of refunds)	128	205

Note 26 – Subsequent events

Conversion of a portion of Cumulative Redeemable Class A Preferred Shares, Series 15

On January 19, 2005, Bell Canada announced that 14,085,782 of its outstanding Series 15 preferred shares were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable Class A Preferred Shares, Series 16 (Series 16 shares). As a result, Bell Canada issued 14,085,782 new Series 16 shares on February 1, 2005.
      The 1,914,218 Series 15 preferred shares that were not converted into Series 16 preferred shares remain outstanding and holders are entitled to floating adjustable cumulative monthly dividends.
      The annual fixed dividend rate on the new Series 16 preferred shares, for the five-year period beginning on February 1, 2005, is 4.40%.
      Bell Canada may redeem the Series 15 preferred shares at any time at $25.50 per share. Bell Canada may redeem the new Series 16 shares on February 1, 2010 and every five years after that date at $25 per share.

Acquisition of Nexxlink Technologies Inc. (Nexxlink)

As of February 21, 2005, Bell Canada had bought 89% of all the outstanding shares of Nexxlink, a provider of integrated IT solutions, for $59 million in cash. Bell Canada intends to buy the remaining shares in a subsequent transaction by way of amalgamation, which is expected to be approved at a shareholders’ meeting on April 7, 2005.
      The net assets acquired are approximately $11 million. The excess purchase price over the net assets acquired has been allocated to goodwill until we complete the purchase price allocation, which is expected within 12 months of the acquisition date.

Issuance of Series M-18 Debentures

On February 11, 2005, Bell Canada issued $700 million in Series M-18 Medium Term Note Debentures having a maturity date of February 15, 2017 and a fixed interest rate of 5.00% . Following the issuance, Bell Canada swapped the fixed interest rate to a floating rate. The net proceeds from the issuance of the debentures will be used to repay maturing short-term debt and for general corporate purposes.

72    Bell Canada 2004 Financial information

Statement of corporate governance practices

The board and management believe that good corporate governance practices can help create and maintain shareholder value. As a result, we seek to attain high standards of corporate governance.
     Following the Corporate Governance Committee’s (CGC) careful review, the board has examined our corporate governance practices and concluded that we comply with, and in some cases exceed, the Toronto Stock Exchange (TSX) guidelines for corporate governance. The CGC and the board have also been reviewing our corporate governance practices against the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), related rules and regulations of the U.S. Securities and Exchange Commission (related SEC rules), and the Canadian Securities Administrators’ final rules relating to reporting issuers’ audit committees and certification of financial information and proposed changes to these rules in October 2004 (Canadian rules), as well as other initiatives in this area.
     In October 2004, the Canadian Securities Administrators re-published the proposed National Policy 58-201– Corporate Governance Guidelines (NP 58-201) for comments, which policy details best practices relating to corporate governance standards. It is anticipated that once the proposed policy is implemented, the TSX will withdraw its current corporate governance guidelines. Although they are not in effect, we already meet most of the best practices under the proposed policy and we will take additional action as required so that we meet all of them when they become final and effective.
     As new regulations come into effect, the CGC and the board will continue to review our corporate governance practices and make any appropriate changes.

How we are meeting the TSX guidelines

We fully align with all of the TSX guidelines. The table below lists the TSX guidelines and tells you how we are meeting each one. In some cases, it also lists certain requirements under the Sarbanes-Oxley Act, related SEC rules, Canadian rules and proposed NP 58-201, which may differ from the TSX guidelines.

TSX GUIDELINE	ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

1.	The board should explicitly assume responsibility for our stewardship.	The board has overall responsibility for managing and supervising our business in Bell Canada’s best interests. In doing so, the board acts in accordance with:
  the Canada Business Corporations Act, the Bell Canada Act, other laws that apply to telecommunications companies, as well as laws of general application
  Bell Canada’s articles of incorporation and by-laws
  Bell Canada’s administrative resolution
  the written charters of the board committees
  the Bell Canada Code of Business Conduct and other internal policies.
  The board approves all significant decisions, including:
  investments, expenditures and divestitures above certain dollar amounts upon recommendation of the Management Resources and Compensation Committee (MRCC), the appointment of officers.
  The board also has procedures for:
  delegating authority for day-to-day business
  reviewing management’s performance.

73    Bell Canada 2004 Financial information

Statement of corporate governance practices
TSX GUIDELINE	ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

And, as part of its overall stewardship responsibility, the board should assume responsibility for:

(a)	the adoption of a strategic planning process	The board approves our overall strategic direction and objectives during a key planning session. This session is held once a year, usually in November, at the same time that the business plan and budget are approved for the following year.
     The board also approves, on a yearly basis, our Business Plan, which includes the key objectives of our strategy and measurable financial and operating targets.
We will report any development that could affect our objectives and strategic direction to the board.

(b) the identification of the principal risks of the business and ensuring implementation of appropriate systems to manage these risks		The audit committee reviews, reports and makes recommendations to the board on the processes for identifying and managing Bell Canada’s principal risks. These include risk management policies, internal control procedures and standards relating to risk management. The audit committee makes sure that these policies are implemented and reviewed regularly.

(c)	succession planning, including appointing, training and monitoring senior management	As part of its responsibilities, the board focuses on the integrity, quality, and continuity of management needed to achieve our corporate goals. The MRCC regularly reviews and reports to the board on:
  succession planning
  the appointment and development of all officers
  the performance of officers against our Business Plan.

74    Bell Canada 2004 Financial information

TSX GUIDELINE	ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

(d)	our communications policy	The board periodically approves communications plans for communicating with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.
     BCE has a disclosure policy that also applies to BCE’s and Bell Canada’s subsidiaries that are not publicly traded. This policy ensures that our communications to the investment community, the media and the general public are timely, factual, accurate and broadly distributed according to the laws that apply to us. You will find the complete BCE and Bell Canada Disclosure Policy in the governance section of BCE's website at www.bce.ca.
     We have developed procedures for receiving feedback from the investment community and we have a toll-free number for shareholder inquiries (1-888-932-6666) and for investor and general inquiries (1-800-339-6353). In addition, the investment community and other interested parties may communicate with the board by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or 514-786-3891. All communications received are carefully reviewed and forwarded to appropriate board members. We also have detailed information about BCE’s and Bell Canada’s business on BCE’s website at www.bce.ca.
Finally, there is regular communication with the investment community and the media to explain our results and to answer questions. This includes meetings, conferences, press releases and quarterly conference calls. Our quarterly financial results conference calls are broadcast live on BCE’s website at www.bce.ca.

75    Bell Canada 2004 Financial information

Statement of corporate governance practices
TSX GUIDELINE	ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

(e)	the integrity of our internal control and management information systems.	As a public company, we are required to have an audit committee. The audit committee assesses whether our internal controls are adequate and effective by:
  reviewing Bell Canada’s policies
  monitoring compliance
  approving recommendations for changes.
     It also makes sure that we have processes for identifying and managing risks. This includes making sure that we comply with our conflict of interest policy.
     The audit committee’s responsibilities have increased over the last few years as a result of the enactment of the Sarbanes-Oxley Act, related SEC rules and Canadian rules. The new regulations require the President and Chief Executive Officer and the Chief Financial Officer to certify each year that they have disclosed the following to the external auditor and to the audit committee:
  all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could negatively affect our ability to record, process, summarize and report financial information any fraud involving management or other employees who have a significant role in our internal control over financial reporting.
     We established a financial controls project to make sure that we comply with these new regulations.
Finally, we have also developed procedures for receiving, filing and treating complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Our procedures for filing a complaint on accounting or auditing matters is available in the governance section of BCE’s website at www.bce.ca.

SEC RULES
The SEC rules require disclosure on whether or not and, if not, the reasons why, a company has adopted a code of ethics for the principal executive officer and senior financial officers, applicable to the Chief Executive Officer, Chief Financial Officer, Controller and Treasurer.		All of our employees, directors and officers must follow the Bell Canada Code of Business Conduct, which provides guidelines for ethical behaviour. The Bell Canada Code of Business Conduct includes additional guidelines for the Chief Executive Officer, the Chief Financial Officer, the Controller and the Treasurer.

76    Bell Canada 2004 Financial information

TSX GUIDELINE	ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

2.

A majority of directors should be “unrelated” (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests).
     The application of the definition of “unrelated” director is the responsibility of the board which will be required to disclose on an annual basis whether it has a majority of “unrelated” directors and the analysis of the application of the principles supporting this conclusion.
     If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The board, on the recommendation of the CGC, is responsible for determining whether or not each director is unrelated and independent. To achieve this, the board analyses all of the relationships each director has with BCE, Bell Canada and their subsidiaries. To assist in this analysis, the board adopted director independence standards. These standards are available in the governance section of BCE’s website at www.bce.ca. In general, a director who meets these standards and who does not otherwise have a material relationship with BCE or Bell Canada would be considered unrelated under the TSX guidelines.
     Based on the information provided by each director, reviewing the independence standards discussed above, the board determined that 11 of its 14 directors do not have a material relationship with BCE or Bell Canada and are considered to be unrelated and independent under the TSX guidelines and our standards.
     The following describes the board’s determinations with respect to the other three directors:
  Mr. Michael J. Sabia, Chief Executive Officer, is considered as such to be a related director under the TSX guidelines and not independent under our standards
  Mr. Levitt, a partner with Osler, Hoskin & Harcourt LLP, a law firm that provides legal services to BCE, Bell Canada and their subsidiaries, is considered unrelated under the TSX guidelines but not independent under our standards since legal fees paid to his firm in 2002 exceeded the threshold amount set forth in the independence standards adopted by the board
  Mr. Tellier is considered unrelated under the TSX guidelines but not independent under our standards because his son was President and Chief Executive Officer of Bell Actimedia Inc., which was an indirect wholly-owned subsidiary of BCE until November 2002.
Mr. Levitt and Mr. Tellier, who both make valuable contributions to the board, may again qualify as independent directors under our standards beginning in 2006. At all times, a majority of the board will be unrelated under the TSX guidelines.

PROPOSED NP 58-201
The proposed NP 58-201 recommends that the majority of directors be “independent”. No director qualifies as “independent” unless the board determines that he or she has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must disclose these determinations. However, certain prescribed relationships are deemed to be material.

77    Bell Canada 2004 Financial information

Statement of corporate governance practices
TSX GUIDELINE	ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

3.

The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

Members of the CGC are all unrelated and independent directors. The CGC proposes new candidates to be nominated for election or appointment to the board, and has developed qualifications and criteria to assist in the selection process.
The CGC monitors the effectiveness of the Chair of the board, the board, its committees, including each committee Chair, and each individual director by conducting annual surveys of all directors and reviewing the results of one-on-one meetings between the board Chair and the Chair of the CGC, as the case may be, and each director.

PROPOSED NP 58-201		The CGC performs the functions of a nominating committee. The CGC’s written charter addresses some of our additional corporate governance practices and certain recommendations of the proposed NP 58-201.

The proposed NP 58-201 recommends that a nominating committee be composed only of “independent” directors. The proposed NP58-201 also provides that the nominating committee must have a written charter that addresses the committee’s purpose and responsibilities, including:

  identify individuals qualified to become board members

  recommend to the board director nominees for the next annual meeting of shareholders

.	4.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	As part of its charter, the CGC is required to conduct a survey every year of all directors on the effectiveness and performance of the board Chair, the board and the board’s committees (including their respective Chair), as well as individual directors. This includes distributing a set of questionnaires to each director and usually includes individual interviews with the board Chair and the Chair of the CGC.
     The CGC is also responsible for administering our policy on directors’ attendance at meetings of the board and its committees. Under the policy, the Corporate Secretary must report to the CGC any director who did not attend at least 75% of the board and committee meetings.
The CGC reviews each director’s attendance record and takes this into consideration when it proposes the list of nominated directors for election to the board at the next annual shareholder meeting.

78    Bell Canada 2004 Financial information

TSX GUIDELINE	ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

5.	We should provide, as an integral element of the process for appointing new directors, an orientation and education program for new directors.	New directors are given the opportunity to individually meet with members of senior management to improve their understanding of our business. All directors have regular access to senior management to discuss board presentations and other matters of interest.
We also give directors a reference manual, which contains information about our history and current status, special legislation affecting us, our investments and our shareholders. This reference manual is updated regularly. It includes the Bell Canada Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the board and its committees, and a description of the duties and liabilities of directors. As part of its mandate, the CGC is also responsible for providing orientation and continuing education for all board members, including reimbursing costs of attending certain outside director education programs. During their regularly scheduled board meetings, directors are given presentations on various aspects of our business.

6.	The board should examine its size and, with a view to determining the impact of number upon effectiveness, undertake where appropriate, a program to establish a board size which facilitates more effective decision-making.

The board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively.
     Directors are chosen for their ability to contribute to the broad range of issues that the board must deal with. The board reviews each director’s contribution through the CGC and determines whether the board’s size allows it to function efficiently and effectively.
The board believes that its current size and range of skills promote effectiveness and efficiency.

PROPOSED NP 58-201
The board should consider the appropriate size of the board, with a view to facilitating effective decision-making. In carrying out each of these functions, the board should consider the advice and input of the nominating committee.

7.	The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	Each year, the CGC reviews how directors are compensated for serving on the board and its committees. It compares their compensation to that of similar companies and recommends any changes to the board.
     Our directors are all directors of BCE. Since January 1, 2003, a “flat fee” compensation arrangement is in effect for non-management directors. This arrangement provides that BCE directors do not get additional compensation for sitting on the board of BCE’s subsidiaries whose common shares are not publicly traded, such as Bell Canada.

79    Bell Canada 2004 Financial information

Statement of corporate governance practices
TSX GUIDELINE		ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

8.	Committees of the board should generally be composed of non-management directors, a majority of whom are unrelated.		Each committee of the board consists only of non-management directors, all of whom are unrelated and independent with the exception of the members of the pension fund committee.

CANADIAN RULES AND PROPOSED NP 58-201
The Proposed NP 58-201 recommends that the compensation (the MRCC) and the nominating (the CGC) committees be composed only of “independent” directors. In addition, the Canadian rules require not only that the audit committee be composed only of “independent” directors, but also that audit committee members accept directly or indirectly no consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE, Bell Canada or any of their subsidiaries.			None of the members of the audit committee has directly or indirectly received any consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE, Bell Canada or any of their subsidiaries.

9.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.
This committee would, among other things, be responsible for the response to the TSX Corporate Governance Guidelines.	The CGC:
  makes recommendations to the board about how to respond to the corporate governance guidelines of the TSX and other securities regulatory authorities monitors existing and emerging best practices relating to corporate governance matters develops our approach for dealing with corporate governance issues.

10.

The board, together with the Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities.
     The board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

The responsibilities of the board and of the Chief Executive Officer are set out in our policy on authorizations. It also lists the type and dollar limits of transactions that management may carry out without prior approval from the board. Any corporate action that is not specifically authorized, or that exceeds the dollar limits of authority under the schedule, requires approval from the board.
     The Chief Executive Officer is responsible for our corporate objectives, which are set out each year in our Business Plan. The board approves the Business Plan early each year.
The board and the MRCC periodically review the Chief Executive Officer’s performance against the pre-set strategic business objectives and measurable financial and operating targets set out in our Business Plan.

80    Bell Canada 2004 Financial information

TSX GUIDELINE	ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

11.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to:
  appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities, or assign this responsibility to a non-management director, sometimes referred to as the lead director.
  Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.

The current Chair of the board is not an executive officer of BCE, Bell Canada or of their subsidiaries, which we believe ensures that the board functions independently of management.
     At each regularly scheduled board meeting, the directors meet without management.
     Directors can add items to the agenda for board meetings. The agendas are distributed in advance of the meetings. Each committee Chair is responsible for the agendas of his or her committee meetings.
     There is a process in place for receiving feedback from directors on how the board can operate more effectively. This includes questionnaires that the CGC distributes to directors and one-on-one meetings with the board Chair and the Chair of the CGC.

12.	The audit committee should be composed only of non-management directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal controls. While it is management’s responsibility to design and implement an effective system of internal controls, it is the audit committee’s responsibility to ensure that management has done so.	The audit committee consists only of unrelated and independent directors. Its roles and responsibilities are set out in its written charter. The purpose of the audit committee is to assist the board in overseeing:
  the integrity of the financial statements and related information our compliance with the legal and regulatory requirements that apply to us the independence, qualifications and appointment of the external auditor the performance of the internal and external auditors
  management’s responsibility for reporting on internal controls.

CANADIAN RULES
The Canadian rules require that:

  audit committees must have a minimum of three directors
  each member of the audit committee has no relationship that may affect his or her independence from management and the company each member of the audit committee should be knowledgeable about financial matters.

The audit committee and its members meet all of these requirements.
RELATED SEC RULES
The related SEC rules require disclosure as to whether or not, and if not the reasons why, the audit committee is comprised of at least one member who is a financial “expert” as defined in such related SEC rules.		The board has determined that the audit committee includes at least one financial expert, its Chair, Mr. T.C. O’Neill.

81    Bell Canada 2004 Financial information

Statement of corporate governance practices
TSX GUIDELINE		ALIGNED	OUR CORPORATE GOVERNANCE PRACTICES

SARBANES-OXLEY ACT, RELATED SEC RULES AND CANADIAN RULES
The Sarbanes-Oxley Act, the related SEC rules and the Canadian rules address the engagement of auditors as well as a pre-approval process for all non-audit services.	BCE’s auditor independence policy and the audit committee’s written charter govern all aspects of Bell Canada’s relationship with the external auditor. The audit committee is responsible for setting the policy, approving recommendations for changes and making sure that management complies with it.
     The auditor independence policy includes a process for:
  determining whether various audit and other services provided by the external auditor affect its independence identifying the services that external auditors may and may not provide (such as prohibited vs permitted services)
  pre-approving all services to be provided by the external auditor establishing guidelines for engaging former employees of the external auditor (as a separate policy).

13.	The board should implement a system to enable an individual director to engage an outside advisor, at our expense, in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.		The board and each committee may hire outside advisors at our expense. Individual directors may also hire outside advisors if it is appropriate and the CGC approves it.

82    Bell Canada 2004 Financial information

Board of Directors

RICHARD J. CURRIE, O.C.
Toronto, Ontario
 Chair of the board, BCE Inc. and Bell Canada.
A director since May 2002 and chair of the management  resources and compensation committee.
Chairman of Telesat Canada.

MICHAEL J. SABIA
Montréal, Québec
 President and Chief Executive Officer and a director, BCE Inc.
Chief Executive Officer and a director, Bell Canada.
A director since July 2000. Chairman of the board of Bell Globemedia Inc.
A director of Bell ExpressVu Inc., Bell Mobility Holdings Inc.,  CGI Group Inc. and Telesat Canada.

ANDRÉ BÉRARD, O.C.
Montréal, Québec
 Corporate Director.
A director since January 2003 and a member of the audit committee.
A director of BCE Inc. and Telesat Canada.

RONALD A. BRENNEMAN
Calgary, Alberta
 President and Chief Executive Officer
and a director, Petro-Canada.
A director since November 2003 and a member of the management resources and compensation committee.
A director of BCE Inc. and Telesat Canada.

ANTHONY S. FELL, O.C.
Toronto, Ontario
 Chairman of the board, RBC Dominion Securities
Limited.
A director since January 2003
and a member of the management resources
and compensation committee and the
corporate governance committee.
A director of BCE Inc. and Telesat Canada.

DONNA SOBLE KAUFMAN
Toronto, Ontario
 Lawyer and Corporate Director.
A director since January 2003 and chair
of the corporate governance committee.
A director of BCE Inc. and Telesat Canada.

THOMAS E. KIERANS, O.C.
Toronto, Ontario
 Chair, CSI Global Education Inc.
A director since January 2003 and a member
of the pension fund committee and
the corporate governance committee.
A director of BCE Inc. and Telesat Canada.

BRIAN M. LEVITT
Montréal, Québec
 Co-Chair, Osler, Hoskin & Harcourt LLP.
A director since January 2003 and a member of the pension
fund committee.
A director of BCE Inc. and Telesat Canada.

JUDITH MAXWELL, C.M.
Ottawa, Ontario
 President, Canadian Policy Research Networks Inc.
A director since December 2000 and a member of the audit
committee. A director of BCE Inc. and Telesat Canada.

JOHN H. MCARTHUR
Wayland, Massachusetts
 Senior Advisor to the President, The World Bank Group.
A director since January 2003 and a member of the
management resources and compensation committee
and the corporate governance committee.
A director of BCE Inc. and Telesat Canada.

THOMAS C. O’NEILL, F.C.A.
Don Mills, Ontario
 Chartered Accountant and Corporate Director.
A director since January 2003 and chairman of the audit
committee.
A director of BCE Inc. and Telesat Canada.

JAMES A. PATTISON, O.C., O.B.C.
Vancouver, British Columbia
 Chairman and Chief Executive Officer,
The Jim Pattison Group.
A director since February 2005.
A director of BCE Inc. and Telesat Canada.

PAUL M. TELLIER, P.C., C.C., Q.C.
Montréal, Québec
 Corporate Director.
A director since March 1996 and a member of the pension
fund committee.
A director of BCE Inc. and Telesat Canada.

VICTOR L. YOUNG, O.C.
St. John’s, Newfoundland and Labrador
 Corporate Director.
A director since January 2003 and a member of the audit
committee and the management resources and compensation
committee.
A director of Aliant Inc., BCE Inc. and
Telesat Canada.

83    Bell Canada 2004 Financial information

Corporate Officers
MICHAEL J. SABIA
Chief Executive Officer

FRANK ANDERSON
Senior Vice-President – Enterprise Systems, Billing
and Infrastructure

J. TREVOR ANDERSON
Senior Vice-President – Technology

PIERRE J. BLOUIN
Group President – Consumer Markets

MICHAEL T. BOYCHUK
Senior Vice-President and Treasurer

KARYN A. BROOKS
Vice-President and Controller

CHARLOTTE BURKE
Senior Vice-President – Consumer Internet Services

ISABELLE COURVILLE
President – Enterprise

PETER DANIEL
Executive Vice-President – Communications
And Corporate Marketing

RENATO J. DISCENZA
Senior Vice-President – Carrier Services Group

SCOTT GARVEY
Senior Vice-President – Professional Services

JOSÉE GOULET
Chief – Special Projects

LEO W. HOULE
Chief Talent Officer

SALVATORE IACONO
Senior Vice-President – Marketing and Carrier Relations

ALEK KRSTAJIC
President – Bell Mobility

ELLEN M. MALCOLMSON
Senior Vice-President – Operations

KELLY L. MCDOUGALD
Senior Vice-President – Enterprise Sales, Ontario

ROBERT T. MOSEY
Executive Vice-President

ROBERT ODENDAAL
Chief Executive Officer – Bell Mobility and Video Services

PATRICIA A. OLAH
Corporate Secretary

PATRICK PICHETTE
President – Operations

BARRY W. PICKFORD
Senior Vice-President – Taxation

EUGENE ROMAN
Group President – Systems and Technology

CLAUDE ROUSSEAU
Senior Vice-President – Enterprise and Public Sector Sales,
Québec

KAREN H. SHERIFF
President – Small and Medium Business

STEPHEN P. SKINNER
Senior Vice-President – Finance

GARY J. SMITH
President – Bell ExpressVu

IDA TEOLI
Senior Vice-President – National Markets

MARTINE TURCOTTE
Chief Legal Officer

SIIM A. VANASELJA
Chief Financial Officer

STEPHEN G. WETMORE
Group President – National Markets

84     Bell Canada 2004 Financial information

Committees of the Board
Audit Committee
T.C. O’NEILL – Chair A. Bérard J. Maxwell V.L. Young
Corporate Governance Committee
D. SOBLE KAUFMAN – Chair A.S. Fell T.E. Kierans J.H. McArthur
Management Resources and Compensation Committee
R.J. CURRIE – Chair R.A. Brenneman A.S. Fell J.H. McArthur V.L. Young
Pension Fund Committee
T.E. Kierans B.M. Levitt P.M. Tellier

TRADEMARKS
The following is a list of all our trademarks referred to and used as such in this annual report. BCE is a trademark of BCE Inc. The rings and head design, Bell, Sympatico, Sympatico.ca, Bell Mobility,
ProConnect are trademarks of Bell Canada. Mobile Browser is a trademark of Bell Mobility. Nimiq, Anik, Telesat are trademarks of Telesat
Canada. Any other trademarks, or corporate, trade or domain names used in this report are the property of their owners. We believe that our trademarks and domain names are very important to our success.
Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

85    Bell Canada 2004 Financial information

www.bell.ca

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